   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 16, 1997
                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION
                (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)
         DELAWARE                    5182                     54-1865271
     (STATE OR OTHER    (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
     JURISDICTION OF     CLASSIFICATION CODE NUMBER)    IDENTIFICATION NUMBER)
     INCORPORATION OR
      ORGANIZATION)

                                ---------------
     211 NORTH UNION STREET, #100                  UL. LUBELSKA 13
      ALEXANDRIA, VIRGINIA 22314                    03-802 WARSAW
            (703) 838-5568                             POLAND
   (ADDRESS AND TELEPHONE NUMBER OF        (ADDRESS OF PRINCIPAL PLACE OF
     PRINCIPAL EXECUTIVE OFFICES)       BUSINESS OR INTENDED PRINCIPAL PLACE
                                                    OF BUSINESS)
                                ---------------
                               WILLIAM V. CAREY
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION
                         211 NORTH UNION STREET, #100
                          ALEXANDRIA, VIRGINIA 22314
                                (703) 838-5568
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
        STEVEN E. BALLEW, ESQ.                  MALCOLM I. ROSS, ESQ.
     JOSEPH G. CONNOLLY, JR., ESQ.                BAKER & MCKENZIE
        HOGAN & HARTSON L.L.P.                    805 THIRD AVENUE
      555 THIRTEENTH STREET, N.W.             NEW YORK, NEW YORK 10022
        WASHINGTON, D.C. 20004                   TEL: (212) 751-5700
          TEL: (202) 637-5600                    FAX: (212) 759-9133
          FAX: (202) 637-5910

                                ---------------
  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                                ---------------
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the followng box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                              PROPOSED
                                               PROPOSED       MAXIMUM
                                               MAXIMUM       AGGREGATE
  TITLE OF EACH CLASS OF     AMOUNT TO BE   OFFERING PRICE    OFFERING       AMOUNT OF
SECURITIES TO BE REGISTERED   REGISTERED     PER UNIT(1)      PRICE(1)    REGISTRATION FEE
------------------------------------------------------------------------------------------
 Common Stock, par value
  $.01 per share..........    1,322,500(2)     $8.50       $11,241,250.00    $3,316.17
------------------------------------------------------------------------------------------
 Redeemable Warrants......    1,322,500         0.10           132,250.00        39.01
------------------------------------------------------------------------------------------
 Common Stock par value,
  $.01 per share(3).......    1,322,500         8.60        11,373,500.00     3,355.18
------------------------------------------------------------------------------------------
 Unit Purchase
  Option(4)...............      115,000         0.0001              11.50         0.01
------------------------------------------------------------------------------------------
 Common Stock, par value
  $.01 per share(5).......      115,000        10.20         1,173,000.00       346.04
------------------------------------------------------------------------------------------
 Nonredeemable
  Warrants(5).............      115,000         0.12            13,800.00         4.07
------------------------------------------------------------------------------------------
 Common Stock, per value
  $.01 per share(6).......      115,000         8.60           989,000.00       291.76
------------------------------------------------------------------------------------------
  Total(7)................                        --        24,922,811.00    $7,352.24

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Estimated solely for purposes of calculating the registration fee.
(2) Includes 172,500 shares of Common Stock subject to the Underwriters' over-allotment options, the first 75,000 shares of which will be sold by the Selling Stockholders.
(3) Issuable upon exercise of the Redeemable Warrants at a price equal to the offering price of the Common Stock and the Redeemable Warrants.
(4) To be issued to the Underwriters.
(5) Issuable upon exercise of the Underwriters' Unit Purchase Option at a price equal to 120% of the offering price of the Common Stock and the Redeemable Warrants.
(6) Issuable upon exercise of the Nonredeemable Warrants underlying the Underwriters' Unit Purchase Option.
(7) Pursuant to Rule 416, this registration statement also covers such indeterminable additional shares as may become issuable as a result of any future anti-dilution adjustments in accordance with the terms of the Unit Purchase Option and the Warrants as described in the Prospectus.

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED DECEMBER 16, 1997

PROSPECTUS

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

                        1,150,000 SHARES OF COMMON STOCK
                         1,150,000 REDEEMABLE WARRANTS

[LOGO]

  The securities offered hereby by Central European Distribution Corporation, a Delaware corporation (the "Company"), consist of 1,150,000 shares (the "Shares") of common stock, par value $.01 per share of the Company (the "Common Stock"), and 1,150,000 redeemable warrants (the "Warrants"), with one Warrant accompanying each share of Common Stock. The Shares and the Warrants are immediately separately transferable. Each Warrant entitles the holder to
purchase, at an exercise price of $   (the aggregate initial Share and Warrant
offering price) (subject to adjustment), one share of Common Stock, during the five year period commencing on the date of this Prospectus. The Warrants are subject to redemption by the Company commencing one year from the date of this Prospectus for $.05 per Warrant, on not less than 30 days' written notice,
provided that the sales price of the Common Stock is at least $   (200% of the
initial Share offering price) for 30 consecutive days ending on the day notice is given.

  Prior to this offering (the "Offering"), there has been no public market for the Company's securities, and there can be no assurance that such a market will develop. The initial public offering price of the Shares, which is estimated to be between $7.50 and $8.50, and the Warrants, which is estimated to be $0.10, and the exercise price and other terms of the Warrants have been determined by negotiation between the Company and Fine Equities Inc. and SouthWall Capital Corp. (the "Underwriters") and are not necessarily related to the Company's assets, book value, financial condition or any other recognized criteria of value. See "Underwriting." The Company has applied for quotation of the Common Stock and the Warrants on the Nasdaq SmallCap Market under the symbols "CEDC" and "CEDCW," respectively.

  THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK AND THE WARRANTS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       UNDERWRITING
                                                      DISCOUNTS AND  PROCEEDS TO
                                      PRICE TO PUBLIC COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share...........................        $              $            $
--------------------------------------------------------------------------------
Per Warrant.........................        $              $            $
--------------------------------------------------------------------------------
  Total(3)..........................       $              $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Does not include additional compensation to be received by the Underwriters
    in the form of (i) a non-accountable expense allowance of $    (equal to 3%
    of the gross proceeds of the Offering), or $   per share of Common Stock
    ($   if the over-allotment option is exercised in full), (ii) unit purchase options (the "Unit Purchase Option") to purchase up to 115,000 Shares and 115,000 Warrants exercisable for a period of four years commencing one year
    from the date of this Prospectus at $    (120% of the aggregate initial
    Share and Warrant offering price) and (iii) a right of first refusal to act as underwriter or agent in connection with certain future offerings by the Company or its principal stockholders. The Company and the Selling Stockholders (as defined below) have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of approximately $     payable by the
    Company, including the Underwriters' non-accountable expense allowance.
(3) The Company has granted to the Underwriters a 45-day option to purchase up to an additional 97,500 shares of Common Stock and 172,500 Warrants on the same terms and conditions set forth above, solely to cover over-allotments, if any. The Selling Stockholders have granted to the Underwriters a 45-day option to purchase up to an additional 75,000 shares of the Common Stock at Price to Public less Underwriting Discounts and Commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such options, the first 75,000 shares will be sold by the Selling Stockholders. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to
    Selling Stockholders will be $,    $   , $    and $   , respectively. See
    "Principal and Selling Stockholders" and "Underwriting."

  The Shares and Warrants offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation and modification of the offer without notice to, delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the certificates representing the Shares and Warrants will be made against payment therefor at the offices of Fine Equities, Inc., New York, New York, on
or about      , 1998.

FINE EQUITIES, INC.                                      SOUTHWALL CAPITAL CORP.

                  The date of this Prospectus is       , 1998

                [GRAPHIC WITH BRAND TRADENAMES AND TRADEMARKS]
  The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent public accountants and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. All brand names or trademarks appearing in this Prospectus are the property of their respective holders.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AND THE WARRANTS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Prospective investors should carefully consider the factors set forth herein under the caption "Risk Factors" and are urged to read this Prospectus in its entirety. Except as otherwise noted, all information in this Prospectus (i) reflects the completion of a reorganization (as defined in "The Reorganization") as of November 28, 1997 whereby Central European Distribution Corporation ("CEDC" or the "Company") became the new parent holding company of Carey Agri International Poland Sp. z o.o. ("Carey Agri"), (ii) assumes no exercise of the Underwriters' over-allotment option, the Unit Purchase Option, the Warrants or options granted under the Company's 1997 Stock Incentive Plan. As used in this Prospectus, unless the context otherwise requires, references to the "Company" means CEDC and its wholly owned subsidiary, Carey Agri. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") in U.S. Dollars. For the convenience of the reader, amounts in this Prospectus are expressed principally in U.S. Dollars.

                                  THE COMPANY

  The Company, formed in 1990, has become a leading importer and distributor of alcoholic beverages in Poland. The Company operates the largest nationwide next-day alcoholic beverage delivery service in Poland through its eight regional branch offices located in Poland's principal cities, including Warsaw, Crakow, Gdansk and Katowice. The Company currently distributes approximately 300 products in three categories: beer, spirits and wine. The Company imports and distributes eight international beers, including Guinness, Corona, Miller and Foster's, in addition to one domestically-produced beer. The Company currently distributes approximately 250 spirit products, including leading international brands of scotch, single malt and other whiskeys, rum, bourbon, vodkas, tequila, gins, brandy, cognacs, vermouths and specialty spirits, such as Jim Beam, Johnnie Walker, Ballantines, Smirnoff, Absolut, Finlandia, Bacardi, Gordon's London Dry and Tanqueray. In addition, the Company imports and distributes 45 wine products, including Sutter Home, Romanian Classics, Cinzano Asti, Martini Asti and Moet & Chandon. The Company's net sales for the nine-month period ended September 30, 1997 were approximately $27.5 million, as compared to $14.6 million for the nine-month period ended September 30, 1996, representing an increase of 89%.

  The Company distributes its products throughout Poland to approximately 3,000 outlets, including off-trade establishments, such as small businesses and multi-store retail outlets where alcoholic beverages are not consumed on premises, and on-trade locations, such as bars, nightclubs, hotels and restaurants, where such products are consumed on premises.

  The principal components of the Company's business strategy are as follows:

  EXPAND DISTRIBUTION CAPACITY. The Company plans to increase its distribution capacity by expanding the number of its branch offices in Poland through the acquisition of existing wholesalers, particularly in areas where the Company does not distribute directly. Cities currently under consideration are Lublin (1996 population--approximately 355,000), Lodz (1996 population--approximately 818,000) and Bialystok (1996 population--approximately 281,000).

  The Company will seek to acquire successful wholesalers which are involved in the vodka distribution business and are among the leading wholesalers in their region. The Company would then add its higher margin imported brands to complement and enhance the existing product portfolio. While the Company has identified potential wholesalers and has conducted exploratory talks about such acquisitions, it has not reached any definitive agreements regarding the terms and conditions of any such acquisition, including the purchase price to be paid to the sellers, and such acquisitions may not be available to the Company on acceptable terms, if at all. In such case, the Company would seek to enter these markets with its own branch offices.

  INCREASE PRODUCT OFFERINGS. The Company plans to expand its strategic product offerings in Poland through the acquisition of a high quality wine importer which offers a wide selection of specialty wines and by entering into new supplier agreements to import additional products. The Company is in exploratory talks with such a wine importer, but no definitive agreement has been reached. The Company began importing Bulgarian red and white varietal wines in October 1997. The Company is also in exploratory talks with spirit producers to import additional spirit brands.

  ENTER RETAIL MARKET. The Company has implemented its retail business strategy in Warsaw, where one location has been leased, remodeled and is expected to open for business in mid-January, 1998. The Company believes that specialty retail sales of alcoholic beverages in Poland have yet to be developed. Currently, alcoholic beverages are sold in Poland through grocery stores, supermarkets, small shops and gas stations. These retail outlets sell, in general, fast moving items, primarily domestic beer and vodka, as well as a few of the more popular imported products, which are brands often imported by the Company. There are few stores that specialize in alcoholic beverages in Warsaw, a metropolitan area with a population of approximately 2.4 million.

  The Company also believes that high quality alcohol retail outlets will create an additional demand for the Company's current product portfolio, enhancing sales of products distributed, as well as provide a point of sale marketing opportunity for the Company's brands. The retail stores will stock additional products not currently distributed by the Company to complement the stores' appeal, such as cigars and other items associated with an alcohol retail outlet. The Company also intends to utilize the retail outlets as a training tool for its salesmen for product merchandising and promotions. In addition, the retail establishments will allow the Company's on-trade customers to have a supply point for immediate purchase at night and on Sundays when the Company's delivery system does not operate.

                                ----------------

  CEDC was incorporated in Delaware in September 1997 to facilitate this Offering. Its executive offices are located at 211 North Union Street, #100, Alexandria, Virginia 22314 and its telephone number is (703) 838-5568. The executive offices of Carey Agri are located at ul. Lubelska 13, 03-802 Warsaw, Poland and its telephone number is 48-22-618-0577.

                                  THE OFFERING

Securities Offered.............. 1,150,000 Shares and 1,150,000 Warrants. Each
                                 Warrant entitles the holder to purchase one
                                 Share, at an exercise price of $   per Share
                                 (the aggregate initial Share and Warrant
                                 offering price), during the five year period
                                 commencing on the date of this Prospectus. The
                                 exercise price of the Warrants is subject to
                                 adjustment and the Warrants are subject to
                                 redemption in certain circumstances. See
                                 "Description of Securities--Warrants."

Common Stock Outstanding........ Prior to this Offering--1,780,000 (1)
                                 After this Offering--2,930,000 (2)

Use of Proceeds............... Assuming an offering price of $8.00 per share of
                               Common Stock (the midpoint of the estimated
                               range specified on the cover page of the
                               Prospectus) and $0.10 per Warrant, the net
                               proceeds of the Offering are expected to be
                               approximately $7.5 million. The Company intends
                               to use approximately $2.0 million of the net
                               proceeds to acquire existing wholesalers of
                               alcoholic beverages, approximately $1.2 million
                               to increase the number of brands distributed
                               through the addition of new suppliers and the
                               acquisition of existing importers and
                               approximately $0.6 million to open retail
                               stores. The Company intends to use net proceeds
                               to retire bank financing (approximately $1.4
                               million as of November 30, 1997) and $0.9
                               million to purchase currently leased equipment.
                               The remaining net proceeds of approximately $1.4
                               million will be used for general corporate
                               purposes, including the purchase of computer
                               upgrades and prepayments to suppliers in order
                               to receive favorable discounts on both imported
                               and Polish alcoholic beverages. See "Use of
                               Proceeds."

Risk Factors.................. This Offering involves a high degree of risk and immediate substantial dilution and should not be
                               made by investors who cannot afford the loss of
                               their entire investment.

Proposed Nasdaq Symbols (3)... Common Stock--CEDC
                               Warrants--CEDCW

Dividend Policy............... The Company has never declared or paid any cash dividends on its capital stock. The Company does
                               not anticipate paying cash dividends in the
                               foreseeable future.

--------
(1) Does not include 400,000 shares of Common Stock reserved for issuance in connection with the Company's 1997 Stock Incentive Plan (the "Plan"), of which options for 52,500 shares have been granted. See "Management-- Executive Compensation."
(2) Does not include: (i) 97,500 shares of Common Stock issuable by the Company upon exercise of the Underwriters' over-allotment option or 172,500 shares of Common Stock underlying Warrants issuable upon exercise of the Underwriters' over-allotment option, (ii) 1,150,000 shares of Common Stock issuable upon exercise of the Warrants offered hereby, (iii) 230,000 shares of Common Stock issuable upon exercise of the Unit Purchase Option and the warrants included therein and (iv) 400,000 shares of Common Stock reserved for issuance under the Plan, of which options for 52,500 shares have been granted. See "Management--Executive Compensation" and "Underwriting."
(3) There can be no assurance that an active trading market in the Company's securities will develop or, if developed, will be sustained. See "Risk Factors--Risks Related to the Offering--Possible Delisting of Securities from the Nasdaq Market."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table sets forth summary consolidated financial data of the Company as of and for each of the two fiscal years in the period ended December 31, 1996, and as of and for the nine months ended September 30, 1996 and 1997. The statement of operations data for the years ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1995 and 1996 have been derived from the Company's consolidated financial statements, which were audited by Ernst & Young Audit Sp. z o.o., independent auditors. The statement of operations data for the nine months ended September 30, 1996 and 1997, and the "actual" balance sheet data as of September 30, 1997, are unaudited, but include, in the opinion of management, all adjustments considered necessary for a fair presentation of such data. The "as adjusted" balance sheet data as of September 30, 1997, is as described in note (2) below. The results for the nine months ended September 30, 1997 are not necessarily indicative of the results expected for the entire year. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                  YEAR ENDED             NINE MONTHS ENDED
                                 DECEMBER 31,              SEPTEMBER 30,
                            ------------------------  ------------------------
                               1995         1996         1996         1997
                            -----------  -----------  -----------  -----------
                             (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Net sales.................. $    16,017  $    23,942  $    14,575  $    27,499
Cost of goods sold.........      13,113       19,850       11,697       23,759
Sales, general and
 administrative expenses...       2,603        3,569        2,581        3,057
Operating income...........         301          523          297          683
Income before income
 taxes.....................         195          173           71          334
Net income.................          75           62            6          140
Net income per common
 share, primary and fully
 diluted (1)...............        0.04         0.03         0.00         0.08
OTHER FINANCIAL DATA:
Bad debt expense to net
 sales ratio...............        0.21%        0.08%        0.08%        0.06%

                                DECEMBER 31,            SEPTEMBER 30, 1997
                             ---------------------- -----------------------------
                               1995        1996      ACTUAL     AS ADJUSTED(2)
                             ----------  ---------- ---------- ------------------
                              (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
BALANCE SHEET DATA:
Cash........................ $      339  $      740 $      240    $     6,665
Current assets..............      3,146       6,889      6,479         12,894
Total assets................      3,264       7,335      7,165         13,328
Current liabilities.........      3,119       7,006      6,931          5,649
Long-term debt and capital
 lease obligations, less
 current portion............        180         303         68             13
Stockholders' equity
 (deficit)..................        (36)         26        166          7,666
Stockholders' equity
 (deficit) per common
 share......................      (0.02)       0.01       0.09           2.62

--------
(1) Gives effect to the 1,780,000 shares issued in the Reorganization. See "The Reorganization."
(2) Adjusted to give effect to the receipt of net proceeds of approximately $7.5 million from the sale of 1,150,000 shares of Common Stock offered hereby by the Company at the assumed initial public offering price of $8.00 (the midpoint of the estimated range specified on the cover page of this Prospectus) and 1,150,000 Warrants at $.10 per Warrant and assuming that a portion of the net proceeds would be used to prepay bank financing (approximately $1.4 million as of November 30, 1997) and to pay all accrued public offering costs. See "Use of Proceeds."

                                 RISK FACTORS

  The Common Stock and Warrants offered hereby involve a high degree of risk. Prospective investors should consider carefully all the information contained in this Prospectus (including the consolidated financial statements and notes thereto) prior to purchasing Common Stock and Warrants in the Offering and in particular the factors set forth below under "--Risks Related to the Company,"""--Risks Related to Regulation," "--Risks Related to Investments in Poland and Emerging Markets" and "--Risks Related to the Offering." Prospective investors are cautioned that the statements in this Prospectus that are not historical facts may be forward-looking in nature and, accordingly, whether they prove to be accurate is subject to many risks and uncertainties. The actual results that the Company achieves may differ materially from any forward-looking statements in this Prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and those contained elsewhere in this Prospectus.

RISKS RELATED TO THE COMPANY

 Limited Management Resources; Dependence on Key Persons

  The Company is relying on a small number of key individuals to implement its business and operations and, in particular, the services of William V. Carey, its Chairman, President and Chief Executive Officer, and Jeffrey Peterson, its Vice Chairman and Executive Vice President. Accordingly, the Company may not have sufficient managerial resources to successfully manage the increased business activity envisioned by its business strategy. In addition, the Company's future success depends in large part on the continued service of Messrs. Carey and Peterson. Mr. Carey has entered into a three-year employment agreement with the Company which commences on the closing of this Offering and which may be terminated by Mr. Carey only for "good reason," which includes CEDC's failure to perform its obligations under the agreement, or by CEDC for "cause," as defined, which includes Mr. Carey's willful refusal to follow written orders or willful engagement in conduct materially injurious to the Company or continued failure to perform his required duties. The Company has applied for a $2.5 million key man life insurance policy on the life of Mr. Carey. Mr. Peterson has entered into a two-year employment agreement with the Company which commences on the closing of this Offering and which may be terminated by CEDC, with or without cause, on three months' prior written notice. Mr. Peterson may terminate the employment agreement only for good reason. See "Management--Compensation Plans--Employment Agreements."

  The management of future growth will require, among other things, continued development of the Company's financial and management controls and management information systems, stringent control of costs, increased marketing activities, ability to attract and retain qualified management personnel and the training of new personnel. The Company is seeking to hire additional personnel, in particular a chief financial officer, in order to manage its growth and expansion. Failure to successfully hire such an officer and to manage its growth and development would have a material adverse effect on the Company's business, results of operations and financial condition.

 Nonexclusive, Short-Term Supply Contracts

  The Company has exclusive rights to distribute in Poland certain alcoholic beverages which during 1996 and the nine months ended September 30, 1997 constituted approximately $7.6 million and $7.5 million, respectively, or 31.7% and 27.0%, respectively, of its net sales. Furthermore, most of the Company's distribution agreements have a term of approximately one year, although many are automatically renewed unless one party gives notice of termination. Several of such agreements, however, can be terminated by one party without cause on relatively short notice. For example, the distribution agreements with respect to domestic vodka (which accounted for approximately 12.9% and 45.4% of the Company's net sales during 1996 and the nine months ended September 30, 1997, respectively) and products of International Drinks and Vintners (which accounted for approximately

17.1% and 11.0% of the Company's net sales during 1996 and the nine months ended September 30, 1997, respectively) can be terminated by either party on one month's notice and products distributed for United Distiller Finlandia Group ("United Distillers") (which accounted for approximately 15.1% and 12.9% of the Company's net sales during 1996 and the nine months ended September 30, 1997, respectively) can be terminated upon 90 days' notice. The termination of such agreements could have a material adverse effect on the business and operations of the Company.

 Risks Related to Acquisitions

  The Company's growth will depend in large part on its ability to acquire additional distributors, increase product offerings, manage expansion, control costs in its operations and consolidate effectively any acquisition into its existing operations and systems of management and financial controls. Unforeseen capital and operating expenses, or other difficulties, complications and delays frequently encountered in connection with the expansion and integration of acquired operations could inhibit the Company's growth. The full benefits of a significant acquisition will require the integration of operational, administrative, finance, sales and marketing organizations, as well as the coordination of common sales and marketing efforts and the implementation of appropriate operational, financial and management systems and controls. This effort will require substantial attention from the Company's senior management team. The diversion of management attention required by an acquisition could have an adverse effect on the net sales and operating results of the Company. There can be no assurance that the Company will identify suitable acquisition candidates, that acquisitions will be consummated on acceptable terms or that the Company will be able to successfully integrate the operations of any acquisition.

  The Company's ability to grow through the acquisition of additional companies will also be dependent upon the availability of capital to complete the acquisitions. The Company intends to finance acquisitions through a combination of the proceeds of the Offering, its available cash resources, bank borrowings and, in appropriate circumstances, the further issuance of equity and/or debt securities. Acquiring additional companies will have a significant effect on the Company's financial position, and could cause substantial fluctuations in the Company's quarterly and yearly operating results. Also, acquisitions could result in the recording of significant goodwill and intangible assets on the Company's financial statements, the amortization of which would reduce reported earnings in subsequent years.

 Dependence Upon Retailers

  The alcoholic beverages distributed by the Company in Poland have historically been sold to consumers by independent retailers. Accordingly, the Company is dependent on its independent retailers for the successful distribution of its products to the ultimate customer. The Company has no control over the independent retailers' operations, including such matters as retail price and marketing. One component of the Company's growth strategy is to enter the retail market. Implementation of this strategy may be construed by the Company's existing independent retailers as an effort to compete with them, which could adversely affect their relationship with the Company and cause them to decrease or cease their purchases of the Company's products.

 Limited Retail Experience

  One component of the Company's growth strategy is for the Company to enter the retail market for sales of alcoholic beverages. The Company has no prior significant retail experience, and, accordingly, is subject to the numerous risks of entering a new business. Such risks include, among others, unanticipated operating problems, lack of experience and significant competition from existing and new retailers. There can be no assurance that the Company will be able to conduct retail operations profitably.

 Competition

  The brands of beer, spirits and wine distributed by the Company compete with other brands in each category, including some that the Company distributes. The Company expects this competition to increase as it adds more brands, as international drinks and brewery companies expand production and distribution in Poland, and as domestically produced products are distributed more efficiently. The Company competes with various regional distributors in all of its offices. This competition is particularly vigorous with respect to domestic vodka brands. Further, some of the international drink companies doing business in Poland, which import their own products but use the Company on a nonexclusive basis to distribute their products, could develop a nationwide distribution system, as could existing regional distributors, and may terminate their distribution arrangements with the Company. In addition, the international drinks companies with which the Company competes in the import segment of its business have substantially greater managerial, financial and other resources than the Company. See "Business--Competition."

 Dependence on Principal Suppliers

  United Distillers and International Drinks and Vintners alcoholic beverages accounted for 15.1% and 17.1%, respectively, of net sales in 1996, and for 12.9% and 11.0%, respectively, of net sales during the nine-month period ended September 30, 1997. United Distillers and Guinness are part of the same business enterprise, Guinness PLC, which has announced a proposed merger with International Drinks and Vintners. Alcoholic beverages purchased from these three companies accounted for 38.3% of the Company's net sales in 1996 and 27.8% during the nine-month period ended September 30, 1997. The termination of the Company's relationship with any of such entities could have a material adverse effect on the business and operations of the Company.

 Control By Existing Stockholders; Potential Anti-Takeover Provisions

  After completion of the Offering, and assuming no exercise of the Underwriters' over-allotment options, three of the Company's existing stockholders, William V. Carey, the William V. Carey Stock Trust, and Jeffrey Peterson, will own beneficially in the aggregate approximately 57.6% of the outstanding Common Stock. In the event that the Underwriters' over-allotment options are exercised in full, such stockholders will own beneficially in the aggregate approximately 53.5% of the outstanding Common Stock. As a result, these persons, acting together, will be able to elect all of the Company's directors and otherwise control the Company's operations. In addition, such concentration of ownership may have the effect of delaying or preventing transactions involving an actual or potential change in control of the Company, including transactions in which holders of Common Stock might receive a premium for their Common Stock over prevailing market prices. (Such stockholders as well as the estate of William O. Carey are referenced to herein as the "Selling Stockholders.") See "Principal and Selling Stockholders" and "Description of Securities."

  Certain provisions of CEDC's certificate of incorporation (the "Certificate of Incorporation") and bylaws (the "Bylaws") and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving CEDC. These include Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. The Certificate of Incorporation authorizes the issuance of 1.0 million shares of preferred stock, par value $.01 per share ("Preferred Stock"), on terms which may be fixed by CEDC's Board of Directors (the "Board of Directors") without further stockholder action. The terms of any series of Preferred Stock, which may include, among other things, priority claims to assets and dividends and special voting rights, could adversely affect the rights of holders of the Common Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future.

CEDC has no present plans to issue shares of Preferred Stock. In addition, the Certificate of Incorporation and Bylaws eliminate the right of stockholders to act by written consent without a meeting unless such written consent is unanimous, require advanced stockholder notice to nominate directors and raise matters at the annual stockholders' meeting, do not provide for cumulative voting in the election of directors, authorize the removal of directors only for cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock, require that at least 10% of the voting power of the issued and outstanding capital stock request a call of a special meeting before such a meeting can be called by the stockholders of CEDC, limit amendments to the Certificate of Incorporation to items that have been first proposed by the Board of Directors and thereafter approved by the affirmative vote of the holders of at least a majority (and in certain cases a supermajority) of the outstanding shares of capital stock and require at least a majority of the outstanding shares of capital stock for stockholders to amend the Bylaws. Finally, the acquisition of more than 10% of the outstanding voting stock of CEDC could require the approval of the Polish Office for Protection of Competition and Consumers (the "Anti-Monopoly Office"), provided that the total value of annual sales of the Company and the acquiror in the calendar year preceding the year of notification exceed 5.0 million ECU (approximately $5.7 million). See "--Risks Related to Regulation--Competition Law." All of the foregoing could have the effect of delaying, deferring or preventing a change in control of the Company and could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. See "Description of Securities."

 Holding Company Structure and Restrictions on Payment of Dividends

  CEDC is a holding company with limited assets of its own and conducts all of its business through its subsidiary, Carey Agri. The ability of CEDC to pay dividends on the Common Stock will be dependent upon either the cash flows and earnings of Carey Agri and the payments of funds by that subsidiary to CEDC in the form of repayment of loans, dividends or otherwise or CEDC's ability to otherwise realize economic benefits from its equity interests in its subsidiary. Carey Agri has no obligation, contingent or otherwise, to pay dividends to CEDC. The ability of Carey Agri to make payments to CEDC will be subject to, among other things, the availability of funds, as well as various business considerations and legal requirements. See "Dividend Policy."

  The transfer of equity interests in Carey Agri may be limited, due in part to regulatory and contractual restrictions. There can be no assurance of CEDC's ability to realize economic benefits through the sale of such equity interests. Accordingly, there can be no assurance that CEDC will receive dividend payments from its subsidiary, if at all, or other economic benefits from its equity interest in its subsidiary.

 No Intention to Pay Dividends

  Neither CEDC nor Carey Agri has ever declared or paid any dividends on its Common Stock, and the Company does not anticipate paying dividends in the foreseeable future. See "Dividend Policy."

RISKS RELATED TO REGULATION

 Regulation of the Company's Business

  The importation and distribution of alcoholic beverages in Poland is subject to extensive regulation, requiring the Company to receive and renew various permits and licenses to import, warehouse, transport and sell alcoholic beverages. These permits and licenses often contain conditions with which the Company must comply in order to maintain the validity of such permits and licenses. The Company believes it is operating with all the licenses and permits material to its business, and the Company is not subject to any proceeding calling into question its operation in compliance with any licensing and permit requirements.

  There can be no assurance that the various governmental regulations applicable to the alcoholic beverage industry will not be changed so as to impose more stringent requirements on the Company. If the Company were to fail to be in compliance with applicable governmental regulations or the conditions of the licenses and permits it receives, such failure could cause the Company's licenses and permits to be revoked and have a material adverse effect of the Company's business, results of operation and financial condition. Further, the applicable Polish governmental authorities, in particular the Minister of Economy, have articulated only general standards for issuance, renewal and termination of the licenses and permits which the Company needs to operate and, thus, such governmental authorities retain considerable discretionary authority in making such decisions. See "Regulation."

 Possibility of Increased Governmental Regulation

  The alcoholic beverage industry has become the subject of considerable societal and political attention generally in recent years due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking and health consequences from the abuse of alcohol. As an outgrowth of these concerns, the possibility exists for further regulation of the alcoholic beverage industry in Poland. If alcohol consumption in general were to come into disfavor among consumers in Poland, the Company's business operations could be materially adversely affected.

 Possible Increase in Governmental Taxation

  The import and sale of alcoholic beverages is a business that is highly regulated and subject to taxation in Poland. The Company's operations may be subject to increased taxation as compared with those of non-alcohol related businesses. In such case, the Company may have to raise prices on its imported products to maintain its profit margins. The actual effect on the Company's business operations of such an increase will depend on the amount of any such increase, general economic conditions and other factors, but could negatively impact sales of the products the Company distributes. See "Regulation--Import of Products" and "--Wholesale Activities."

 Customs Duties and Quotas

  As a general rule, the import of alcoholic beverages into Poland is subject to customs duties and the rates of the duties are set for particular types of products. The Minister of Economy is authorized to establish a schedule of quotas for alcoholic beverages for which the customs duties are substantially reduced. Customs quotas for alcoholic beverages are fixed annually, with the current quotas being applicable through December 31, 1997. There are no public guidelines on how the Minister of Economy has determined the current quotas or may determine future quotas. If such quotas were substantially reduced or eliminated, it would likely have an adverse impact on the Company's business operations since the retail price of its imported alcoholic beverages would likely increase. See "Regulation--Customs Duties and Quotas."

 Price and Margin Controls

  In general, Polish law does not regulate the prices charged or the margins earned by the Company on its imported liquor products. There are several sources of price and margin regulation, however, with regard to spirits produced in Poland, such as the domestic brand vodka distributed by the Company, which regulations have the effect of limiting the price which the Company is able to sell domestically produced spirits. See "Regulation--Price and Margin Controls" and "Business--Product Line--Spirits."

 Competition Law

  Competition in Poland is governed by the Anti-Monopoly Act, which established the Anti-Monopoly Office to regulate monopolistic and other anti-competitive practices. The current body of Polish anti-monopoly law is not well-established. As a general rule, companies that obtain control of 40% or more of their market may face greater scrutiny from the Anti-Monopoly Office. Additionally, several types of reorganizations, mergers and acquisitions and undertakings between business entities, including acquisitions of stock, under circumstances specified in the Anti-Monopoly Act, require prior notification to the Anti-Monopoly Office. Sanctions for failure to notify include fines imposed on parties to the transaction and members of their governing bodies. Pursuant to the current interpretation of the Anti-Monopoly Office, transactions between non-Polish parties affecting market conditions in Poland may also require a notification to the Anti-Monopoly Office. According to the Anti-Monopoly Act, transactions made on a stock exchange do not require notification, but the Act does not stipulate whether this is applicable to stock exchanges outside Poland or only to those in Poland. Furthermore, the proposed draft Law on Public Trading in Securities, currently being debated by the Polish Parliament, provides for the amendment to the Anti-Monopoly Act to repeal the exemption of notification of transactions made on a stock exchange. There can be no assurance that the Anti-Monopoly Office will approve any future acquisition by the Company.

RISK RELATED TO INVESTMENTS IN POLAND AND EMERGING MARKETS

 Political and Economic Environment; Enforcement of Foreign Judgments

  Poland has undergone significant political and economic change since 1989. Political, economic, social and other developments in Poland could in the future have a material adverse effect on the Company's business and operations. In particular, changes in laws or regulations (or in the interpretations of existing laws or regulations), whether caused by changes in the government of Poland or otherwise, could materially adversely affect the Company's business and operations. Currently there are no limitations on the repatriation of profits from Poland, but there can be no assurance that foreign exchange control restrictions, taxes or limitations will not be imposed or increased in the future with regard to repatriation of earnings and investments from Poland. If such exchange control restrictions, taxes or limitations are imposed, the ability of CEDC to receive dividends or other payments from Carey Agri, its Polish subsidiary, could be reduced, which may have a material adverse effect on the Company.

  Due to the many formalities required for compliance with the laws in Poland applicable to the Company's business and operations, the rapid changes that Polish laws and regulations have undergone in the 1990s, and numerous uncertainties regarding the interpretation of such laws and regulations, the Company may from time to time have violated, may be violating and may in the future violate, the requirements of certain Polish laws, including provisions of labor, foreign exchange, customs, tax and corporate laws and regulatory approvals. The Company does not believe that any such violations will have a material adverse effect upon the Company's business, results of operations or financial condition, but there can be no assurance that such will be the case.

  Poland is generally considered by international investors to be an emerging market. There can be no assurance that political, economic, social and other developments in other emerging markets will not have an adverse effect on the market value and liquidity of the Common Stock and Warrants. In general, investing in the securities of issuers with substantial operations in markets such as Poland involves a higher degree of risk than investing in the securities of issuers with substantial operations in the United States and other similar jurisdictions.

  CEDC is organized under the laws of the State of Delaware. Although purchasers of the Shares and Warrants will be able to effect service of process in the United States upon CEDC and may be able to effect service of process upon its directors, due to the fact that CEDC is primarily a holding company which holds all of the outstanding securities of Carey Agri, substantially all of the assets of the Company are located outside the United States. As a result, it may not be possible for investors to enforce against the Company's assets judgments of United States courts predicated upon the civil liability provisions of United States laws. CEDC has been advised by its counsel that there is doubt as to the enforceability in Poland, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in Poland.

 Inflation; Currency Risk

  Since the fall of Communist rule in 1989, Poland has experienced high levels of inflation and significant fluctuations in the exchange rate for the zloty. The Polish government has adopted policies that slowed the annual rate of inflation from approximately 250% in 1990 to approximately 27% in 1995 and to approximately 18% in 1996. Inflational rates have continued to decrease in 1997. In addition, the exchange rate for the zloty has stabilized and the rate of devaluation of the zloty has decreased since 1991. However, the zloty exchange rate and rate of devaluation have increased in 1997. Inflation and currency exchange fluctuations have had, and may continue to have, an adverse effect on the financial condition and results of operations of the Company.

  Certain of the Company's operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to U.S. Dollars or other hard currencies. By contrast, substantially all of the Company's revenue is denominated in zloty. Any devaluation of the zloty against the U.S. Dollar that the Company is unable to offset through price adjustments will require the Company to use a larger portion of its revenue to service its U.S. Dollar-denominated obligations. While the Company may consider entering into transactions to hedge the risk of exchange rate fluctuations, it is unlikely that the Company will be able to obtain hedging arrangements on commercially satisfactory terms. Accordingly, shifts in currency exchange rates may have an adverse effect on the ability of the Company to service its U.S. Dollar denominated obligations and, thus, on the Company's financial condition and results of operations.

RISKS RELATED TO THE OFFERING

 No Public Market for the Securities

  Prior to the Offering, there has not been any public market for the shares of Common Stock or the Warrants. Although the Company intends to seek quotation of the shares of Common Stock and the Warrants on the Nasdaq SmallCap Market, there can be no assurance that the Company will be successful in its efforts, and even if the Company is successful, there can be no assurance that an active trading market will develop or be sustained after the Offering.

 Arbitrary Determination of Offering Price; Possible Volatility of Stock Price

  The initial public offering price of the Common Stock and the Warrants and the terms of the Warrants will be determined by negotiation between the Company and the Underwriters and will not necessarily be related to the Company's asset value, net worth, results of operations or any other criteria of value and may not be indicative of the prices of the Common Stock and the Warrants that may prevail in the public market after the Offering. Subsequent to the Offering, prices for the Common Stock and the Warrants will be determined by the market and may be influenced by a number of factors, including the depth and liquidity of the market for the Common Stock and the Warrants, investor perception of the Company and other comparable companies and general economic and other conditions.

 Immediate and Substantial Dilution

  The initial public offering price is substantially higher than the net tangible book value of the Company's outstanding Common Stock at September 30, 1997. Purchasers of shares of Common Stock in the Offering will therefore experience immediate and substantial dilution in net tangible book value per share, and existing stockholders will receive a material increase in the tangible book value per share of their shares of Common Stock. Assuming an initial public offering price of $8.00 per share (the midpoint of the range specified on the front cover of the Prospectus) and $0.10 per Warrant, the immediate dilution to new investors would be $5.38 per share. See "Dilution."

 Outstanding Warrants and Options

  Upon completion of the Offering, the Company will have issued 1,150,000 Warrants and Unit Purchase Options to purchase up to 115,000 shares of Common Stock and 115,000 Warrants. In addition, the Company has 400,000 shares of Common Stock reserved for issuance under the Plan, under which options to purchase 52,500 shares have been granted. Holders of such warrants and options are likely to exercise them when, in all likelihood, the Company could obtain additional capital on terms more favorable than those provided by the warrants and options. Further, while these warrants and options are outstanding, the Company's ability to obtain additional financing on favorable terms may be adversely affected. See "Management--1997 Stock Incentive Plan," "Description of Securities" and "Underwriting."

 Underwriters' Possible Ability to Dominate or Influence the Market for the Company's Securities

  A significant amount of the Common Stock and the Warrants offered hereby may be sold to customers of the Underwriters. This may adversely affect the market for and liquidity of the Common Stock and the Warrants if additional broker/dealers do not make a market in the Common Stock and the Warrants. Although they have no legal obligation to do so, the Underwriters may from time to time act as a market maker and otherwise effect transactions in the Common Stock and the Warrants. The Company cannot ensure that other broker/dealers besides the Underwriters will make a market in the Common Stock and the Warrants. In the event that other broker/dealers fail to make a market in the Common Stock and the Warrants, the possibility exists that the market for, and liquidity of, the Common Stock and the Warrants could be adversely affected, which in turn could affect stockholders' ability to trade the Common Stock and the Warrants.

 Possible Delisting of Securities from the Nasdaq Market

  While the Company's Common Stock and Warrants meet the current Nasdaq listing requirements and are expected to be initially quoted on the Nasdaq SmallCap Market, there can be no assurance that the Company will meet the criteria for continued listing. Continued inclusion on Nasdaq generally requires that (i) the Company maintain at least $2.0 million in net tangible assets or $35.0 million in market capitalization or $500,000 in net income (in the latest fiscal year or two of the last three fiscal years), (ii) the minimum bid price of the Common Stock be $1.00 per share (iii) there be at least 500,000 shares in the public float valued at $1,000,000 or more, (iv) the Common Stock have at least two active markets markers and (v) the Common Stock be held by at least 300 holders, each with 100 shares or more.

  In addition, to maintain its Nasdaq listing, the Company must adopt certain corporate governance requirements, such as the distribution of annual and interim reports, have a minimum of two independent directors serving on its Board of Directors, establish an audit committee with a majority of independent directors, and hold an annual stockholders' meeting.

  If the Company is unable to satisfy Nasdaq's maintenance requirements, the shares of Common Stock and the Warrants may be delisted from Nasdaq. In such event, trading, if any, in the Common

Stock and the Warrants would thereafter be conducted in the over-the-counter market in the so called "pink sheets" or the National Association of Securities Dealers' "Electronic Bulletin Board." Consequently, the liquidity of the Common Stock and the Warrants could be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of transactions, and reduction in security analysts' and the news media's coverage, if any, of the Company. As a result, prices for shares of the Common Stock and the Warrants may be lower than might otherwise be attained.

 Risks of Low-Priced Stock

  If the Company's Common Stock and Warrants were delisted from the Nasdaq SmallCap Market (see previous risk factor), they could become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worths in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, such rule may adversely affect the ability of broker-dealers to sell the Common Stock and the Warrants and may adversely affect the ability of purchasers in this Offering to sell any of the Common Stock and the Warrants acquired hereby in the secondary market.

  Securities and Exchange Commission ("SEC") regulations define a "penny stock" to be any equity security not listed on a national securities exchange or Nasdaq that has a market price (as therein defined) of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

  The foregoing required penny stock restrictions will not apply to the Company's Common Stock and Warrants if such securities are listed on the Nasdaq SmallCap Market and have certain price and volume information provided on a current and continuing basis or meet certain minimum net tangible assets or average revenue criteria. There can be no assurance that the Company's Common Stock and Warrants will qualify for exemption from these restrictions. In any event, even if the Company's Common Stock and Warrants were exempt from such restrictions, it would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the SEC finds that such a restriction would be in the public interest. If the Company's Common Stock and Warrants were subject to the rules on penny stocks, the market liquidity for the Company's Common Stock and Warrants could be severely adversely affected.

 Broad Discretion Over Use of Proceeds; Unspecified Acquisitions

  Because of the variability and number of factors that will determine the Company's use of proceeds from this Offering, the Company's management will retain a significant amount of discretion over the application of the net proceeds. Until the Company utilizes the net proceeds of the Offering, such funds will be invested in the United States in investment grade securities. Although the Company currently has no agreements or understandings to enter into any potential business combination, it does intend to actively seek and investigate such opportunities as they become available. The

Company may use a portion of the net proceeds from this Offering to finance such acquisitions. See "Use of Proceeds."

 Use of Proceeds to Benefit Insiders

  The Company intends to use net proceeds to prepay outstanding bank financing (approximately $1.4 million as of November 30, 1997), of which approximately $0.5 million has been personally guaranteed by Messrs. Carey and Peterson, each of whom is an executive officer, director and principal stockholder of the Company. Upon repayment of such indebtedness, each of such persons will be released from such guarantees. See "Use of Proceeds."

 Limited Offering Experience of Underwriters

  Fine Equities, Inc. and SouthWall Capital Corp. have been engaged in business since August 1995 and May 1996, respectively. Prior to this Offering, Fine Equities, Inc. has acted as an underwriter in one other offering of securities and has not acted as co-manager in any other offering of securities, and SouthWall Capital Corp. has only co-managed one other offering of securities and has acted as an underwriter in several other offerings. There can be no assurance that the Underwriters' limited offering experience and small size relative to other broker-dealers will not adversely affect this Offering or the subsequent development, if any, of a trading market for the Common Stock and Warrants. See "Underwriting."

 Possible Restrictions on Market-Making Activities in the Company's Securities

  The Underwriters have advised the Company that they intend to make a market in the Company's securities. Regulation M promulgated by the SEC under the Exchange Act may prohibit the Underwriters from engaging in any market making activities with regard to the Company's securities for the period from nine business days (or such other applicable period as Regulation M may provide) prior to any solicitation by the Underwriters of the exercise of Warrants until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that the Underwriters may have to receive a fee for the exercise of Warrants following such solicitation. As a result, the Underwriters may be unable to provide a market for the Company's securities during certain periods while the Warrants are exercisable. Any temporary cessation of such market-making activities could have an adverse effect on the market price of the Company's securities.

 Potential Adverse Effect of Redemption of the Warrants

  During the four-year period commencing one year from the date of this Prospectus, the Warrants may be redeemed by the Company at a redemption price of $.05 per Warrant upon not less than 30 days' notice provided the sales
price of the Common Stock is at least $    (which is 200% of the initial Share
offering price) for 30 consecutive days ending on the date of notice of redemption. Redemption of the Warrants could force the holders to exercise the Warrants and pay the exercise price therefor at a time when it may be disadvantageous for the holders to do so, to sell the Warrants at the then current market price (which will likely be adversely affected by the impending redemption of the Warrants) when they might otherwise wish to hold the Warrants or to accept the redemption price, which, at the time the Warrants are called for redemption, is likely to be substantially less than the market value of the Warrants. See "Description of Securities--Warrants."

 Current Prospectus and State Registration Required to Exercise Warrants

  Holders of the Warrants will only be able to exercise the Warrants if (i) a current prospectus under the Securities Act of 1933, as amended (the "Securities Act") relating to the securities underlying the Warrants is then in effect and (ii) such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Warrants reside. Although the Company has undertaken to use its best efforts to maintain the effectiveness of a current prospectus covering the securities underlying the Warrants, there can be no assurance that the Company will be able to do so. There also can be no assurance that exemptions from the registration or qualification requirements of those states in which the Company's securities are not currently registered or qualified will be available at the time a Warrant holder wishes to exercise his or her Warrant. The value of the Warrants may be greatly reduced if a current prospectus, covering the securities issuable upon the exercise of the Warrants, is not kept effective or if such securities are not qualified, or exempt from qualification, in the states in which the holders of Warrants reside. See "Description of Securities--Warrants."

 Shares Eligible for Future Sale

  Future sales of Common Stock by existing stockholders pursuant to Rule 144 ("Rule 144") under the Securities Act or otherwise could have an adverse effect on the price of the Common Stock. Upon completion of the Offering, the Company will have 2,930,000 shares of Common Stock outstanding, including 1,150,000 shares of Common Stock offered hereby (without giving effect to 97,500 shares of Common Stock which may be issued by the Company upon exercise of the Underwriters' over-allotment option). The shares of Common Stock and Warrants offered hereby will be freely tradable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act.

  In general, under Rule 144, a person (or persons whose shares are required to be aggregated) who has been deemed to have beneficially owned shares for at least one year, including an "affiliate", is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding number of shares of common stock or the average weekly trading volume in the shares of common stock during the four calendar weeks preceding the filing of the required notice of such sale. A person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of the Company during the three months preceding a sale, and who has beneficially owned shares within the definition of "restricted securities" under Rule 144 for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale provisions, notice requirements or public information requirements of Rule
144. Affiliates continue to be subject to such limitations.

  The Company's directors and executive officers and principal stockholders do not own any shares of the Common Stock currently eligible for sale under Rule
144. Further, such persons have agreed with the Underwriters that they will not, for a 24-month period after the completion of the Offering, without the prior written consent of the Underwriters, offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock.

                              THE REORGANIZATION

  Before the Offering, all the holders of the shares of Carey Agri's common stock and CEDC entered into a contribution agreement dated as of November 28, 1997 (the "Contribution Agreement"). Pursuant to the Contribution Agreement, the holders of shares of Carey Agri's common stock transferred all their shares of Carey Agri common stock to CEDC receiving an aggregate of 1,780,000 shares of Common Stock in return (the "Share Exchange"). This transfer was designed to qualify as a tax-free exchange under section 351 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result of the Share Exchange, Carey Agri became a wholly owned subsidiary of CEDC. The Share Exchange and the resulting corporate structure in which Carey Agri became a wholly owned subsidiary of CEDC is referred to herein as the "Reorganization."

                                USE OF PROCEEDS

  Assuming an offering price of $8.00 per share of Common Stock (the midpoint of the estimated range specified on the cover page of the Prospectus) and $0.10 per Warrant, the net proceeds from the sale of the Common Stock and Warrants are expected to be approximately $7.5 million (after deducting the underwriting discounts, the Underwriters' non-accountable expense allowance and other estimated expenses of the Offering). Of the net proceeds, approximately $2.0 million is expected to be used by the Company to acquire existing wholesale distributors of alcoholic beverages, particularly in markets in Poland where the Company does not distribute directly, approximately $1.2 million to increase the number of brands distributed by the addition of new suppliers and the acquisition of existing importers, and approximately $0.6 million to open retail stores. See "Business--Business Strategy."

  Although the Company currently has no agreements or understandings to enter any potential business combination, it does intend to actively seek and investigate such opportunities as they become available. The Company may use a portion of the net proceeds from this Offering to finance such acquisitions.

  The Company also intends to use $1.4 million of the net proceeds to prepay its expected level of bank financing (approximately $1.4 million as of November 30, 1997) and $0.9 million to purchase equipment, primarily vehicles. For the anticipated effects on the Company's operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview." The remaining net proceeds of approximately $1.4 million will be used for general corporate purposes. Such purposes include computer upgrades for interoffice financial and administrative controls, the purchase of scanner equipment for warehouse operations, and prepayments to suppliers in order to receive favorable discounts on both imported and domestic alcoholic beverages. Because of the variability and number of factors that will determine the Company's use of proceeds from this Offering, the Company's management will retain a significant amount of discretion over the application of the net proceeds. Until the Company utilizes the net proceeds of the Offering, such funds will be invested in the United States in investment grade securities.

  The foregoing represents the Company's best estimate of the allocation of the net proceeds of the Offering based on the current status of its business. Future events, including changes in competitive conditions, the ability of the Company to identify appropriate acquisition candidates, the availability of other financing and funds generated from operations and the status of the Company's business from time to time, may make changes in the allocation of the net proceeds of this Offering necessary or desirable.

                                DIVIDEND POLICY

  Neither CEDC nor Carey Agri has ever declared or paid any dividends on its capital stock. CEDC does not anticipate paying dividends in the foreseeable future. Future dividends, if any, will be subject to the discretion of CEDC's Board of Directors and will depend upon, among other things, the results of CEDC's operations, and CEDC's capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant.

  In addition, CEDC is a holding company with no business operations of its own. Therefore, the ability of CEDC to pay dividends will be dependent upon either the cash flows and earnings of Carey Agri and the payments of funds by that subsidiary to CEDC. As a Polish limited liability company, Carey Agri is permitted to declare dividends only once a year from its retained earnings, computed under Polish Accounting Regulations after the audited financial statements for that year have been provided to and approved by shareholders and filed with a court. As of September 30, 1997, Carey Agri had available $8,000 which could be declared in dividends.

                                   DILUTION

  The net tangible book value of the Company as of September 30, 1997 was $166,000 or approximately $0.09 per share of Common Stock, as adjusted to account for the Reorganization. Net tangible book value per share represents the amount of tangible assets of the Company less the amount of its liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 1,150,000 of shares of Common Stock offered hereby at an assumed price of $8.00 per share (the midpoint of the range specified on the cover page of the Prospectus) and 1,150,000 Warrants at an assumed price of $.10 per Warrant and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," the pro forma net tangible book value of the Company as of September 30, 1997 would have been approximately $7,666,000, or $2.62 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.53 per share to the existing stockholders and an immediate dilution of $5.38 per share to persons purchasing shares of Common Stock and Warrants in this Offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share of Common Stock
    (the midpoint of the range specified on the cover of the
    Prospectus)....................................................       $8.00
     Net tangible book value per share of Common Stock at
      September 30, 1997........................................... $0.09
     Increase in net tangible book value per share of Common Stock attributable to new investors................................  2.53
                                                                    -----
   Pro forma net tangible book value per share of Common Stock
    after the Offering.............................................        2.62
                                                                          -----
   Dilution per share of Common Stock to new investors.............       $5.38
                                                                          =====

  In the event that the Underwriters' over-allotment options are exercised in full, the pro forma net tangible book value of the Company after the Offering would be $2.70 per share of Common Stock, the immediate increase in pro forma net tangible book value of shares of Common Stock owned by the existing stockholders would be $2.61 per share and the immediate dilution to new investors would be $5.30 per share.

  The following table summarizes the difference between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share of Common Stock based on an assumed initial public offering price of $8.00 per share (the midpoint of the estimated range specified on the cover page of the Prospectus).

                            SHARES PURCHASED       TOTAL CONSIDERATION
                          ----------------------- --------------------- AVERAGE PRICE
                           NUMBER      PERCENTAGE   AMOUNT   PERCENTAGE   PER SHARE
                          ---------    ---------- ---------- ---------- -------------
Existing Stockholders...  1,780,000(1)     61        166,000      2          0.09
New Investors...........  1,150,000        39%    $9,200,000     98%        $8.00
                          ---------       ---     ----------    ---
 Total..................  2,930,000(2)    100%    $9,366,000    100%
                          =========       ===     ==========    ===

--------
(1) Does not include the sale by the Selling Stockholders of up to 75,000 shares of Common Stock in the Offering as the initial shares sold upon exercise of the Underwriters' over-allotment option.
(2) Excludes (i) 97,500 shares of Common Stock and 172,500 shares of Common Stock underlying warrants that the Underwriters have the option to purchase from the Company to cover over-allotments, if any, (ii) 1,150,000 shares of Common Stock issuable upon the conversion of the Warrants, (iii) 230,000 shares of Common Stock to be issued upon the exercise of the Unit Purchase Option and the warrants included therein, and (iv) 400,000 shares of Common Stock reserved of issuance under the Plan, under which options to purchase 52,500 shares have been granted and are outstanding. See "Management--1997 Stock Incentive Plan" and "Underwriting."

                              EXCHANGE RATE DATA

  In this Prospectus, references to "U.S. Dollars" or "$" are to the lawful currency of the United States, and references to "zloty" or "PLN" are to the lawful currency of the Republic of Poland. The Company prepares its consolidated financial statements in accordance with U.S. GAAP in U.S. Dollars. Amounts originally measured in zloty for all periods presented have been translated into U.S. Dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52 ("SFAS No. 52"), including provisions applicable to companies operating in hyper-inflationary countries. For the convenience of the reader, this Prospectus contains conversion of certain zloty amounts into U.S. Dollars which should not be construed as a representation that such zloty amounts actually represent such U.S. Dollars amounts or could be, or could have been, converted into U.S. Dollars at the rates indicated or at any other rate. Unless otherwise stated, such U.S. Dollar amounts have been derived by converting from zloty to U.S. Dollars at historic rates of exchange for the applicable periods.

  The following table sets forth, for the periods indicated, the noon exchange rate (expressed in current zloty) quoted by the National Bank of Poland. Such rates are set forth as zloty per U.S. Dollar. At December 11, 1997, such rate was PLN 3.54 = $1.00.

                                                                  NINE MONTHS
                                                                     ENDED
                                        YEAR ENDED DECEMBER 31,  SEPTEMBER 30,
                                        ------------------------ -------------
                                        1992 1993 1994 1995 1996  1996   1997
                                        ---- ---- ---- ---- ---- ------ ------
Exchange rate at end of period......... 1.58 2.13 2.44 2.47 2.88   2.81   3.42
Average exchange rate during
 period (1)............................ 1.39 1.81 2.27 2.42 2.70   2.65   3.21
Highest exchange rate during period.... 1.58 2.13 2.45 2.54 2.88   2.81   3.55
Lowest exchange rate during period..... 1.10 1.58 2.13 2.32 2.47   2.47   2.86

--------
(1) The average of the exchange rates on the last day of each month during the applicable period.

                                CAPITALIZATION

  The following table sets forth, as of September 30, 1997, the capitalization of the Company and the capitalization of the Company as adjusted for the Offering (at an assumed initial public offering price of $8.00 per share of Common Stock (the mid-point of the estimated range as specified on the cover page of this Prospectus) and $0.10 per Warrant), including application of a portion of the net proceeds therefrom to prepay bank financing as set forth under "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements of the Company, the notes thereto and the other financial data included elsewhere in this Prospectus.

                                                         SEPTEMBER 30, 1997
                                                      -------------------------
                                                        ADJUSTED        AS
                                                      HISTORICAL(1) ADJUSTED(2)
                                                      ------------- -----------
                                                           (IN THOUSANDS)
Long-term debt, less current maturities..............     $  55       $     0
                                                          =====       =======
Capital lease obligations, less current portion......        13            13
                                                          =====       =======
Stockholders' equity:
  Preferred Stock, $.01 par value, 1,000,000 shares
   authorized; no shares issued and outstanding......       --            --
  Common Stock, $.01 par value, 20,000,000 shares au-
   thorized; 1,780,000 shares issued and outstanding;
   2,930,000 shares to be issued and outstanding (as
   adjusted)(2)......................................        18            29
Additional paid in capital...........................        36         7,410
Warrants to acquire Common Stock.....................       --            115
Retained earnings....................................       112           112
                                                          -----       -------
  Total stockholders' equity.........................       166         7,666
                                                          =====       =======
  Total capitalization...............................     $ 234       $ 7,679
                                                          =====       =======

--------
(1) Adjusted to give effect to the Reorganization. See "The Reorganization."
(2) Excludes (i) 97,500 shares of Common Stock and 172,500 shares of Common Stock underlying warrants that the Underwriters have the option to purchase from the Company to cover over-allotments, if any, (ii) 1,150,000 shares of Common Stock issuable upon the conversion of the Warrants, (iii) 230,000 shares of Common Stock to be issued upon the exercise of the Unit Purchase Option and the Warrants included therein, and (iv) 400,000 shares of Common Stock reserved of issuance under the Plan, under which options to purchase 52,500 shares have been granted and are outstanding. See "Management--1997 Stock Incentive Plan" and "Underwriting."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following tables set forth selected consolidated financial data of the Company as of and for each of the two fiscal years in the period ended December 31, 1996, and as of and for the nine months ended September 30, 1996 and 1997. The income statement data for the years ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1995 and 1996 have been derived from the Company's consolidated financial statements, which were audited by Ernst & Young Audit Sp. z o.o., independent auditors. The income statement data for the nine months ended September 30, 1996 and 1997, and the balance sheet data as of September 30, 1996 and 1997, are unaudited, but include, in the opinion of management, all adjustments considered necessary for a fair presentation of such data. The results for the nine months ended September 30, 1997 are not necessarily indicative of the results expected for the entire year. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                          NINE MONTHS ENDED
                          YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                         ----------------------------    ----------------------
                             1995            1996          1996         1997
                         ------------    ------------    ---------    ---------
                              (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales............... $     16,017    $     23,942    $  14,575    $  27,499
Cost of goods sold......       13,113          19,850       11,697       23,759
                         ------------    ------------    ---------    ---------
Gross profit............        2,904           4,092        2,878        3,740
Sales, general and
 administrative
 expenses...............        2,603           3,569        2,581        3,057
                         ------------    ------------    ---------    ---------
Operating income........          301             523          297          683
Non-operating income
 (expense)
  Interest expense......         (106)           (124)         (83)        (106)
  Realized and
   unrealized foreign
   currency transaction
   gains and losses,
   net..................          (84)           (232)        (231)        (278)
  Other income, net.....           84               6           88           35
                         ------------    ------------    ---------    ---------
Income before income
 taxes..................          195             173           71          334
Income taxes............         (120)           (111)         (65)        (194)
                         ------------    ------------    ---------    ---------
Net income.............. $         75    $         62    $       6    $     140
                         ============    ============    =========    =========
Net income per common
 share, primary and
 fully diluted.......... $       0.04(1) $       0.03(1) $    0.00(1) $    0.08(1)
                         ============    ============    =========    =========
OTHER FINANCIAL DATA:
Bad debt expense to net
 sales ratio............         0.21%           0.08%        0.08%        0.07%
                               DECEMBER 31,                 SEPTEMBER 30,
                         ----------------------------    ----------------------
                             1995            1996          1996         1997
                         ------------    ------------    ---------    ---------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash.................... $        339    $        740    $     642    $     240
Current assets..........        3,146           6,889        3,857        6,479
Total assets............        3,264           7,335        4,486        7,165
Current liabilities.....        3,119           7,006        4,323        6,931
Long-term debt and
 capital lease
 obligations, less
 current portion........          180             303          193           68
Stockholders' equity
 (deficit)..............          (36)             26          (30)         166

--------
(1) Gives effect to the 1,780,000 shares of Common Stock issued in the Reorganization. See "The Reorganization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

  The Company's operating results are generally determined by the volume of alcoholic beverages that can be sold by the Company through its national distribution system, the gross profits on such sales, and control of costs.

  The Company's bad debt ratio provision as a percentage of sales was 0.21% of net sales in 1995 and 0.08% in 1996. No significant bad debt expense has been incurred during the nine months ended September 30, 1996 and 1997.

  The following comments regarding variations in operating results should be read considering the rates of inflation in Poland during the period--1995, 21.6%; 1996, 18.5%; and the nine months ended September 30, 1997, 8.5%--as well as the devaluation of the Polish zloty compared to the U.S. Dollar, which was 1.2%, 16.6%, and 18.8% in 1995, 1996 and the nine months ended September 30, 1997, respectively.

RESULTS OF OPERATIONS

  Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996

  Net sales increased $12.92 million, or 88.7%, from $14.58 million in 1996 to $27.50 million in 1997. This increase is mainly due to the continued increase in sales of vodka produced in Poland, the addition of Seagrams and Allied Domecq products in January 1997, and increased market penetration by the existing distribution system resulting in new clients.

  Costs of goods sold increased $12.06 million, or 103.1%, from $11.70 million in 1996 to $23.76 million in 1997. This increase is mainly due to the increase in net sales noted above. As a percentage of net sales, cost of goods sold increased 80.3% in 1996 to 86.4% in 1997. The higher cost factor results from increases in sales of domestically produced vodka, which has a lower gross profit margin than the imported brands the Company distributes.

  Sales, general and administrative expenses increased $476,000, or 18.4%, from $2.58 million in 1996 to $3.06 million in 1997. This increase is mainly due to the increase in net sales discussed above. As a percentage of sales, sales, general, and administrative expenses decreased from 17.7% in 1996 to 11.1% in 1997. Increased sales levels result, to some extent, in improved utilization of personnel and capacity without a corresponding increase in sales, general and administrative expense.

  Interest expense increased $23,000, or 55.4%, from $83,000 in 1996 to $106,000 in 1997. This increase reflects the effects of additional short term credit lines utilized to support the sales volume increases. As a percentage of sales, interest expense decreased from 0.6% in 1996 to 0.4% in 1997.

  Net realized and unrealized foreign currency transaction losses increased $47,000, or 20.3%, from $231,000 in 1996 to $278,000 in 1997. The increase is mainly due to the continued strength of the U.S. Dollar versus the Polish zloty and the larger inventory, which is denominated in foreign currency, needed to support the increase in sales as discussed above. As a percentage of sales, realized and unrealized foreign currency transaction losses decreased from 1.6% in 1996 to 1.0% in 1997.

  Other income decreased $53,000 from $88,000 in 1996 to $35,000 in 1997.

  Income taxes increased $129,000, or 198.5%, from $65,000 in 1996 to $194,000 in 1997. This increase is mainly due to the increase in income before income taxes from $71,000 in 1996 to $334,000 in 1997. The effective tax rate was 91.5% in 1996 and 58.1% in 1997. This decrease in effective tax rates is due mainly to the effect of permanent differences between financial and taxable income and the higher pre-tax income level. See notes to the consolidated financial statements for further information on income taxes.

  Net income increased $134,000 from $6,000 in 1996 to net income of $140,000 in 1997. This improvement is a result of the factors discussed above.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Net sales increased $7.92 million, or 49.5%, from $16.02 million in 1995 to $23.94 million in 1996. This increase is due to several factors including increasing the portfolio of imported brands offered to existing customers; opening the eighth branch office in Poznan, thereby gaining a new distribution territory from March 1996; introducing domestically produced vodka into the Warsaw, Cracow, and Szczecin offices in October 1996; and further penetration of local markets by the existing distribution network which resulted in an approximately 30% increase of the Company's customer base.

  Costs of goods sold increased $6.74 million, or 51.4%, from $13.11 million in 1995 to $19.85 million in 1996. This increase is mainly due to the increasing net sales noted above. As a percentage of net sales, costs of goods sold increased from 81.9% in 1995 to 82.9% in 1996. This small increase is mainly due to the introduction of Polish vodka in late 1996 which sells at a lower gross margin than the Company's imported alcohol products.

  Sales, general and administrative expense increased 37.1% from $2.60 million in 1995 to $3.57 million in 1996. This increase was mainly due to an increase in sales which required additional marketing campaigns, the hiring and training of additional staff, increased transport capability, and the restructuring of the office and warehouse facilities in Warsaw to provide additional room to support the expansion of sales. As a percentage of sales, sales, general and administrative expenses decreased from 16.3% in 1995 to 14.9% in 1996.

  Interest expense increased $18,000, or 17.0%, from $106,000 in 1995 to $124,000 in 1996. This increase is mainly due to additional short term credits taken to support the sales growth noted above. As a percentage of sales, interest expense decreased from 0.7% in 1995 to 0.5% in 1996.

  Net realized and unrealized foreign currency transaction losses increased $148,000, or 176.2%, from $84,000 in 1995 to $232,000 in 1996. This increase was mainly due to the weakness of the zloty, in which a substantial portion of the Company's assets are denominated, versus the U.S. Dollar. In 1996, the zloty depreciated 16.6% versus 1995 when it depreciated to only 1.2%. This factor resulted in higher losses. As a percentage of sales, realized and unrealized foreign currency transaction losses increased from 0.5% in 1995 to 1.0% in 1996.

  Other income decreased $78,000, or 92.9%, from $84,000 in 1995 to $6,000 in 1996. This decrease is mainly due to a decrease in sales of fixed assets.

  Income taxes decreased $9,000, or 7.5%, from $120,000 in 1995 to $111,000 in 1996. This decrease is mainly due to the decrease in income before income taxes from $195,000 in 1995 to $173,000 in 1996. See the notes to the consolidated financial statements for further information on income taxes.

  Net income decreased $13,000, or 17.3%, from $75,000 in 1995 to $62,000 in
1996. This decrease is a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically financed its operations and capital expenditures primarily through cash flow from operations, bank borrowings, and other short term credit facilities. Cash increased

$344,000 in 1995 versus an increase of $145,000 in 1996 and decreased $500,000 in the first nine months of 1997. Cash flow from operations was $(81,000) in 1995 compared to $32,000 in 1996 and $(324,000) for the nine months ended September 30, 1997. Operating cash requirements are supplemented primarily by short-term borrowings. See the consolidated statements of cash flows for a summary of cash movements.

  Bank borrowings totaled approximately $1.2 million on September 30, 1997 and are expected to increase to approximately $1.4 million at the time of the Offering. These are expected to be repaid in their entirety from the net proceeds of this Offering. See "Use of Proceeds." The Company's borrowing arrangements contain financial covenants and restrictions which are customarily found in similar arrangements and with which the Company has substantially complied.

  The Company has historically utilized leasing to maintain and increase its fleet of vehicles, including cars for salesman and delivery trucks. The Company intends to utilize approximately $900,000 of the net proceeds from the Offering to purchase vehicles as the leases expire and acquire new vehicles as needed for the Company's expansion. Currently, leases extend through 1999. The initial value of equipment currently under capital and operating leases is approximately $900,000. These leases in zloty normally have an annual interest factor built into the lease payments of 35-50%. This form of financing is much more expensive in Poland than traditional bank financing in zloty which normally costs the Company approximately 20-25% annually. By utilizing the portion of the proceeds discussed above to purchase vehicles, the Company's management expects to achieve significant savings in future interest and operating costs, as compared to continuing the leasing of such vehicles.

  The Company anticipates that the estimated net proceeds of the Offering, the interest earned on the unutilized proceeds of the Offering, together with its existing capital resources and anticipated cash flow from planned operations will be adequate to satisfy its anticipated capital and other requirements, including possible acquisitions for two to three years, depending on the rate of acquisitions. There can be no assurance, however, that the Company will sustain profitability or generate sufficient revenues for its future operations, including possible acquisitions, and it is possible that the Company may seek additional equity or debt financing in the future.

INFLATION AND CURRENCY EXCHANGE FLUCTUATIONS

  Since the fall of Communist rule in 1989, Poland has experienced high levels of inflation and significant fluctuation in the exchange rate for the zloty. The Polish government has adopted policies that slowed the annual rate of inflation from approximately 250% in 1990 to approximately 18% in 1996. In addition, the exchange rate for the zloty has stabilized and the rate of devaluation of the zloty has decreased since 1991. However, the zloty exchange rate and the rate of devaluation have increased in 1997. Inflation and currency exchange fluctuations have had, and may continue to have, an adverse effect on the financial condition and results of operations of the Company.

  The exchange rate of the zloty to the U.S. dollar is tied by the National Bank of Poland to a basket of currencies. Due to the depreciation of the zloty against the U.S. Dollar in 1995, 1996 and through the first three quarters of 1997, the Company incurred realized and unrealized foreign exchange losses. The Polish currency futures market is not yet fully developed, and the Company does not have a reasonable and cost efficient way to adequately hedge its currency exposure, but may do so in the future when it becomes feasible.

SEASONALITY

  Gross profits are affected by seasonal and competitive factors. Sales, general and administrative costs are semi-variable in nature as sales and distribution expenses are not directly impacted by all volume increases.

  Short term credits are arranged on a seasonal basis, historically in the summer vacation season and the Christmas holiday season in order to accomodate increased sales during these periods.

                                   BUSINESS

  The Company, formed in 1990, has become a leading importer and distributor of alcoholic beverages in Poland. The Company operates the largest nationwide next-day alcoholic beverage delivery service in Poland through its eight regional branch offices located in Poland's principal cities, including Warsaw, Crakow, Gdansk and Katowice. The Company currently distributes approximately 300 products in three categories: beer, spirits and wine. The Company imports and distributes eight international beers, including Guinness, Corona, Miller and Foster's, in addition to one domestically produced beer. The Company currently distributes approximately 250 spirit products, including leading international brands of scotch, single malt and other whiskeys, rum, bourbon, vodkas, tequila, gins, brandy, cognacs, vermouths and specialty spirits, such as Jim Beam, Johnnie Walker, Ballantines, Smirnoff, Absolut, Finlandia, Bacardi, Gordon's London Dry and Tanqueray. In addition, the Company imports and distributes 45 wine products, including Sutter Home, Romanian Classics, Cinzano Asti, Martini Asti and Moet & Chandon. The Company's net sales for the nine-month period ended September 30, 1997 were approximately $27.5 million, as compared to $14.6 million for the nine-month period ended September 30, 1996, representing an increase of 88.7%.

  The Company distributes its products throughout Poland to approximately 3,000 outlets, including off-trade establishments, such as small businesses and multi-store retail outlets where alcoholic beverages are not consumed on premises, and on-trade locations, such as bars, nightclubs, hotels and restaurants, where such products are consumed.

BUSINESS STRATEGY

  The principal components of the Company's business strategy are as follows:

  EXPAND DISTRIBUTION CAPACITY. The Company plans to increase its distribution capacity by expanding the number of its branch offices in Poland through the acquisition of existing wholesalers, particularly in areas where the Company does not distribute directly. Cities currently under consideration by the Company are Lublin (1996 population--approximately 355,000), Lodz (1996 population--approximately 818,000), and Bialystok (1996 population-- approximately 281,000).

  The Company will seek to acquire successful wholesalers which are involved in the vodka distribution business and are among the leading wholesalers in their region. The Company would then add its higher margin imported brands to complement and enhance the existing product portfolio. While the Company has identified potential wholesalers and has conducted exploratory talks about such acquisitions, it has not reached any definitive agreements regarding the terms and conditions of any such acquisition, including the purchase price to be paid to the sellers, and such acquisitions may not be available to the Company on acceptable terms, if at all. In such case, the Company would seek to enter these markets with its own branch offices.

  INCREASE PRODUCT OFFERINGS. The Company plans to expand its strategic product offerings in Poland through the acquisition of a high quality wine importer which offers a wide selection of specialty wines and by entering into new supplier agreements to import additional products. The Company is in exploratory talks with such a wine importer, but no definitive agreement has been reached. The Company began importing Bulgarian red and white varietal wines in the fall of 1997. The Company is also in exploratory talks to import additional spirit brands.

  ENTER RETAIL MARKET. The Company has implemented its retail business strategy in Warsaw, where one location has been leased, remodeled and is expected to open for business in mid-January 1998. The Company believes that specialty retail sales of alcoholic beverages in Poland have yet to be developed. Currently alcoholic beverages are sold through grocery stores, supermarkets, small shops, and gas stations. These retail outlets sell, in general, fast moving items, primarily domestic beer and vodka, as well as a few of the more popular selling imported products, which are brands often imported by the Company. There are few stores that specialize in alcoholic beverages in Warsaw, a metropolitan area with a population of approximately
2.4 million.

  The Company also believes that high quality alcohol retail outlets will create an additional demand for the Company's current product portfolio, enhancing sales of products distributed, as well as providing a point of sale marketing opportunity for the Company's brands. The retail stores will stock additional products not currently distributed by the Company to complement the stores' appeal, such as cigars and other items associated with an alcohol retail outlet. The Company intends to utilize the retail outlets as a training tool for its salesmen for product merchandising and promotions. An additional benefit allows the Company's on-trade customers to have a supply point for immediate purchase at night and on Sundays when the Company's delivery system does not operate.

HISTORY

  CEDC's subsidiary Carey Agri was incorporated as a limited liability company in July 1990 in Poland. It was founded by William O. Carey, who died in early 1997, and Jeffrey Peterson, the Company's Vice Chairman and Executive Vice President. Mr. Carey's son, William V. Carey, is the managing director of Carey Agri and the president and chief executive officer of CEDC. In February 1991, Carey Agri was granted its first import license for Foster's Lager, which it sold to wholesalers. With this beverage, Carey Agri sought to offer a desirable product for which it had an exclusive import license to the market segment of the Polish population who were benefiting from the country's market transformation. Because of Carey Agri's initial success with Foster's Lager, for which it still holds the exclusive import license for Poland, it quickly diversified in 1992 by importing other quality brand beers from Europe and the United States. Sales during this period were typically in high volume consignments to other wholesalers.

  In 1993, with the acceleration of the privatization of retail outlets in Poland, Carey Agri began to implement a systematic delivery system in Warsaw which could deliver alcoholic beverages to retail outlets on a reliable basis. Carey Agri leased a warehouse, purchased trucks and hired and trained operational personnel and began to sell directly to convenience shops, small grocery stores and newly opened pubs. Because of this business experience, Carey Agri was prepared to take advantage of the opportunity to expand its import and delivery capacity in Warsaw when a large, foreign-owned supermarket chain began operations in 1993, creating a significant increase in the demand for the Company's product line. The Warsaw model of desirable product lines and dependable prompt delivery of product was duplicated by the Company in Cracow (1993), Wroclaw (1994), Szczecin (1994), Gdansk (1994), Katowice
(1995), Torun (1995) and Poznan (1996).

PRODUCT LINE

  The Company currently offers over 300 alcoholic beverages in three categories: (a) beer, (b) spirits and (c) wine. Its eight brands of imported beer accounted for 22.1% of net sales revenues during the year ended December 31, 1996 and 18.3% during the nine months ended September 30, 1997. Brands of imported spirits and wines it distributed accounted for 29.5% and 12.9%, respectively, of net sales revenues for the year ended December 31, 1996 and 23.6% and 5.7%, respectively, for the nine month period ended September 30, 1997. Additionally, the Company offered one brand of Polish beer and multiple brands of Polish vodka, which accounted for 12.5% and 23.0%, respectively, of net sales revenues during the year ended December 31, 1996 and 7.0% and 45.4% for the nine months ended September 30, 1997.

  The Company has agreements, as described below, with many of the companies from which it acquires products for sale. Certain products, however, have never been covered by a written agreement. The Company does not believe that the absence of such written agreements is likely to result in an adverse financial effect on the Company because the Company has long-standing relationships with such suppliers.

 Beer

  The Company distributes imported beer through each of its regional offices and domestic beer through two regional offices. Guinness, Budweiser Budvar, Corona, Foster's Lager, and Kilkenny are sold throughout Poland on an exclusive basis; Pilsner Urquell and Golden Pheasant on a nonexclusive basis. The Company does not have a written supply agreement for Miller Genuine Draft. The one domestic beer brand sold by the Company, Lech, is offered on a nonexclusive basis, except in Szczecin, where it is offered exclusively by the Company.

  Most of the Company's distribution contracts for beer contain a minimum purchase requirement and typically permit termination if the Company breaches its agreements, such as failure to pay within a certain time period or to properly store and transport the product. Trade credit is extended to the Company for a period of time after delivery of products. The duration of these agreements differ. No imported beers accounted for five percent or more of net sales for the nine months ended September 30, 1997. The agreement regarding distribution of Guinness Stout, which was entered into on July 31, 1997, has an initial term through December 31, 1997 for bottled products and through March 31, 1998 for draft products. After such date the agreement, in relevant part, may be terminated by either party on 60 days prior written notice. Pursuant to this agreement, the Company is the exclusive distributor of products subject to the agreement unless the Company is unable to satisfy customer demand and except for products sold directly by Guinness affiliates. The exclusive agreement covering Budweiser Budvar expires on December 31, 1999.

 Spirits

  The Company distributes all its imported spirit products through each of its offices, mostly on a nonexclusive basis. The spirit products sold by the Company include the following:

SCOTCH WHISKY:       Johnnie Walker, Black, Blue,
                      Gold and Red Labels            Black & White
                     The Dimple                      Bell's
                     Chivas Regal                    Haig
                     Ballantines Finest              VAT 69
                     Ballantines Gold Seal           Teacher's Highland Cream
                     J&B Rare                        Old Smuggler
                     White Horse                     100 Pipers
                     Whyte and McKay                 Passport
SINGLE MALT WHISKY:  Dalmore                         Isle of Jura Bruichladdich
                     Cragganmore                     Glenkinchie
                     Dalwhinne                       Oban
                     Lagavulan                       Talisker
                                                     Cardhu
RUM:                 Bacardi Light, Gold and Black   Ron Rico, White and Gold
                     Captain Morgan                  Malibu
OTHER WHISKEY:       Blenders Pride                  Crown Royal
                     Seven Crown                     Black Velvet
                     Canadian Mist
BOURBON:             Jack Daniel's Tennessee Whiskey Forester
                     Early Times                     Jim Beam
VODKAS:              Smirnoff                        Absolut Blue
                     Citron and Kurant               Finlandia
                     Tanqueray                       Polish Vodkas

TEQUILA:            Jose Cuervo                Pepe Lopez
GINS:               Gordon's London Dry        Beefeater
                    Tanqueray                  Gilbey's
BRANDY:             Metaxa                     Sandeman Capa Negra
                    Raynal                     Stock
COGNACS:            Hennessy                   Courvoisier
                    Martell
VERMOUTHS:          Stock Blanco, Rosa and     Cinzano Blanco, Rosso, Rose,
                     Extra Dry Martini Bianco,  Extra Dry, Americano, Orancio
                     Rosso, Rose, Extra Dry
SPECIALTY SPIRITS:  Bailey's Irish Cream       Carolan's Irish Cream
                    Kahlua Coffee Liqueur      Grand Marnier
                    Creme de Grand Marnier     Pimm's Cup
                    Jagermeister               Archer's
                    Campari Bitter             Southern Comfort
                                               Mandarine Napolean

  Only the Company's sales of Polish vodka and alcohol beverages distributed for United Distillers and International Drinks and Vintners exceeded five percent of the Company's net sales for the nine months ended September 30, 1997. The Company's non-exclusive contract with United Distillers, currently covers the products which United Distillers itself imports into Poland, including Finlandia and Johnnie Walker. The contract with United Distillers became effective on January 1, 1995 for an unspecified period. Each party, however, has a right to terminate it with 90 days' prior written notice. The contract imposes on the Company certain obligations, which if it fails to satisfy could lead to the contract's immediate termination, provided the Company did not cure the breach within a period specified by United Distillers. There are also sales goals and marketing plans to be met by the Company.

  The Company's agreements with various of the state-owned Polish vodka producers may be terminated by either party without cause on one month's prior written notice. Products are delivered based on the Company's standard order forms.

  The Company's non-exclusive contract with IDV Poland Sp. z o.o., a Polish limited liability company ("IDV"), currently covers the products which IDV itself imports into Poland, including Smirnoff and Bailey's Irish Cream. The contract with IDV became effective on July 3, 1997 and terminates on December 31, 1997. Each party, however, has a right to terminate it with one month's prior written notice. The Company agreed also to maintain sufficient stock of IDV's products to satisfy the client's demand and to deliver to IDV reports on the sale of IDV's products. There are also marketing goals to be met by the Company.

 Wine

  The Company offers two brands of wine on an exclusive basis: the Sutter Home Wines from the United States and Romanian Classic Wines from Romania. These wines, which include standard red and white varietals, are offered through all of the Company's branches. The Company also offers on a non-exclusive basis the following sparkling wines and champagnes: Cinzano Asti, Gran Cinzano, Gran Festa, Martini Asti, Martini Brut, Moet & Chandon Dom Perignon, Brut Imperial and Mumm Cordon Rouge.

  Only the Company's sales of Romanian wines exceeded five percent or more of net sales for the nine months ended September 30, 1997. The Company's distribution agreement for Romanian bottled wines is for a term ending December 31, 1997.

SALES AND MARKETING

  As an early entrant in the post-Communist market in Poland, the Company has over six years of experience in introducing, developing and refining marketing, sales and customer service practices in the diverse and rapidly developing Polish economy, which it believes is a competitive advantage in the alcoholic beverage distribution business.

  The Company employs approximately 70 salesmen who are assigned to one of its eight regional offices. Each regional office has a sales manager, who may also be the branch manager, who meets with the salesmen of that office on a daily basis to review products and payments before the salesmen begin calling on customers. The sales force at each office is typically divided into three categories: (a) vodka accounts, (b) import accounts and (c) key accounts. Salesmen, who are paid on commission, return to the office later in the day to process orders so that products can be dispatched the next morning.

DISTRIBUTION SYSTEM

  The Company's headquarters are located in Warsaw, the capital of Poland, in and around which, as of December 31, 1996, 2.4 million people or 6.3% of the country's population, lived. Sales and service offices are presently located in seven major regional centers in central, north, south and western Poland where, as of the same date, another 8.3 million, or 21.5% of the population, lived. The branch sales and service centers deliver to surrounding cities covering an additional 6.0 million people or an additional 15.5% of the population. Thus, the Company reached 43.3% of Poland's population through direct sales and distribution as of December 31, 1996. Other areas in Poland are served through arrangements with wholesalers. See "--Business Strategy."

            [Graphic on Map of Poland showing regional locations.]

  The Company has developed its own centrally controlled, national next-day distribution system for its alcoholic beverages. The Company believes that it is the only privately owned business which currently has this capability in Poland. For imported products, the distribution network begins with a central bonded warehouse in Warsaw. Products can remain in this warehouse without customs and other duties being paid until the product is actually needed for sale. At such point, the product is transferred to the Company's consolidation warehouse at the same location or shipped directly to one of the regional office warehouses connected to each of the Company's sales locations outside of Warsaw. Based on current sales and projections, the branch offices are provided with deliveries on a weekly or bi-weekly basis so that they are able to respond to their customers' needs on a next-day basis.

  For products which the Company delivers for others who themselves import the products into Poland, the distribution chain begins at the Company's consolidation warehouse in Warsaw. From there, the product is delivered to customers using the same procedures as described above.

  Except at peak periods during the summer holidays and other similar times such as Christmas, all deliveries are made by Company-trained employees using Company-owned or leased vehicles. During such busy periods, the Company relies on independent contractors, which are usually small family-run businesses with which the Company has had relationships for several years.

 Customs and Consolidation Warehouses

  The Customs and Consolidation Warehouses are a 2,815 square meter leased facility located near Warsaw. The leases are long term and the monthly rental, denominated in Polish currency, was approximately $10,000 per month as of September 30, 1997. Such monthly lease payments aggregated approximately $12,000 per month in 1996.

 Regional Sales Offices and Warehouses

  The Company also has entered into leases for each of its seven regional sales offices and warehouses. The amount of office and warehouse space leased varies between 278 square meters in Katowice up to 880 square meters in Szczecin. The monthly lease payments, which are denominated in Polish currency, vary between approximately $570 and $2,750. Five of the leases can be terminated by either party on three-month's prior notice; one can be terminated by either party on two-month's prior notice; the other lease terminates on December 31, 1998.

 Insurance

  The Company maintains insurance coverage against fire, flood and other similar events as well as coverage against theft of money from the Company's offices or during transportation to a financial institution for deposit.

MARKET FOR PRODUCT LINE

  In both 1995 and 1996, and for the nine months ended September 30, 1997 approximately 65% of the Company's total sales were through so-called "off trade" locations where the alcoholic beverages are not consumed, another 25% through so-called "on-trade" locations where the alcoholic beverages are consumed, and the other 10% through other wholesalers.

 Off-Trade Market

  There are two components of the Company's sales to locations where alcoholic beverages are not consumed on premises. The most significant in 1995 and 1996 and the nine months ended September 30, 1997 were small, usually Polish-owned and managed businesses, including small grocery stores. At September 30, 1997, the Company sold products to approximately 3,000 such business outlets, which typically stock and sell relatively few alcohol products and wish to have access to the most popular selling brands. The other components of the off-trade business in 1995 and 1996 and the nine months ended September 30, 1997 were large supermarket chains, which are typically non-Polish-owned, as well as smaller multi-store retail outlets operated by major Western energy companies in connection with the sale of gasoline products. The large supermarket chains typically offer a wide selection of alcohol products, while the smaller retail outlets offer a more limited selection.

 On-Trade Market

  There are three components to the Company's sales to locations where alcoholic beverages are consumed: sales to (1) bars and nightclubs, (2) hotels and (3) restaurants. Bars and nightclubs are usually locally managed businesses, although they may be owned and operated in major cities by a non-Polish national. Hotels include worldwide chains such as Marriott, Sheraton and Holiday Inn as well as the major Polish chain, Orbis. Restaurants are typically up-scale and located in major urban areas. This latter category also includes one major, United States based pizza chain which operates in Poland.

 Wholesale Trade

  The Company also sells products throughout Poland through other wholesalers. There are no written agreements with these wholesalers.

 Control of Bad Debts

  The Company believes that its close monitoring of customer accounts both at the relevant regional office and from Warsaw has contributed to its success in maintaining a low ratio of bad debts to net sales. During the years ended December 31, 1995 and 1996, bad debt expense as a percentage of net sales was 0.21% and 0.08% of net sales, respectively. No significant bad debt expense has been incurred during the nine months ended September 30, 1997. Both in 1996 and during the first nine months of 1997, approximately 3.0% of Company sales were on cash-on-delivery terms, which helps keep bad debt expense lower. Management believes the proposed acquisition of computer upgrades for interoffice financial and administrative controls will assist in maintaining a low ratio of bad debts to net sales as the Company continues to expand. See "Use of Proceeds."

COMPETITION

  The Company, as an early entrant in the post-Communist market in Poland, has over six years of experience in introducing, developing and refining marketing, sales and customer service practices in the diverse and rapidly developing Polish economy, which it believes is a competitive advantage in the alcoholic beverage distribution business. The Company believes that it is currently the only privately owned national distributor of an extensive and diversified alcoholic beverage line in Poland. Some of the international drink companies doing business in Poland, who import their own products but use the Company on a nonexclusive basis to distribute their products, could develop nationwide distribution systems, but have not and the Company believes these companies will concentrate on expanding their sales organizations. These entities include United Distillers, Seagrams, IDV, Allied Domecq and Bacardi. The Company was the largest single distributor in 1996 for IDV and United Distillers products in Poland.

  The Company competes with various regional distributors in all of its offices. This competition is particularly vigorous with respect to domestic vodka brands. One of the larger, foreign-owed chain stores also sells directly to smaller retailers. The Company meets this regional competition, in part, through offering to customers in the region a single source supply of more products than its regional competitors typically offer.

  The brands of beer, spirits and wine distributed by the Company compete with other brands in each category, including some the Company itself distributes. The Company expects this competition to increase as it adds more brands, as international drinks and brewery companies expand production in Poland and as the Polish produced products are distributed more efficiently. In addition, the international drinks companies with which the Company competes in the import sector of its business have substantially greater managerial, financial and other resources than does the Company.

EMPLOYEES

  The Company had approximately 185 full-time employees as of September 30, 1997. Each employee was employed in Poland and, as required by Polish law, has a labor agreement with the Company. The Polish Labor Code, which applies to each of these agreements, requires that certain benefits be provided to employees, such as the length of vacation time and maternity leave. This law also restricts the discretion of the Company's management to terminate employees without cause and requires in most instances a severance payment of one- to three-months salary. The Company makes required monthly payments of 48% of an employee's salary to the governmental health and pension system and has established a Social Benefit Fund as required by Polish law, but does not provide other additional benefit programs. None of the Company's employees are unionized. The Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

  The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to the Company's financial condition or results of operations.

                                  REGULATION

  The Company's business of importing and distributing alcoholic beverages is subject to extensive regulation. The Company believes it is operating with all licenses and permits material to its business. The Company is not subject to any proceedings calling into question its operation in compliance with any licensing and permit requirements.

  There can be no assurance that the various governmental regulations applicable to the alcoholic beverage industry will not be changed so as to impose more stringent requirements on the Company. If the Company were to fail to be in compliance with applicable governmental regulations or the conditions of the licenses and permits it receives, such failure could cause the Company's licenses and permits to be revoked and have a material adverse effect of the Company's business, results of operations and financial condition. Further, the applicable Polish governmental authorities, in particular the Minister of Economy, have articulated only general standards for issuance, renewal and termination of the licenses and permits which the Company needs to operate and, thus, such governmental authorities retain considerable discretionary authority in making such decisions.

IMPORT OF PRODUCTS

 Import License

  The Company must receive a license from the Minister of Economy to be able to import all of its current product line except for the beer brands. The license is issued for one year, and the Company's current license expires on December 31, 1997. While the Minister of Economy has discretion with regard to the issuance, renewal and termination of an import license, in practice, the Company believes, such licenses are issued in the absence of exceptional circumstances and renewed as long as the licensee has complied with the conditions of the previous license, which include regular reporting to the Ministry of Economy.

 Import Permits

  Additionally, import permits must be obtained for specific consignments of alcoholic beverages to be imported under the import license as well as under customs quotas. See "--Customs Duties and Quotas". The Company must obtain such permits for all its imported alcoholic beverages. The application for a permit is usually made when products are ordered and specify the product, amount of product and source country. Permits are issued for three months, and the Company must demonstrate to appropriate officials that each consignment it imports is covered by a permit.

 Approval of Health Authorities

  Local health authorities at the place of import must also be notified of what alcoholic beverages are being imported into Poland. This notification is typically given when a particular shipment of products arrives in Poland. In general, this notice permits the applicable health authorities to determine that no product is entering the Polish market without having been previously approved for sale in Poland. See "Wholesale Activities--General Norms."

WHOLESALE ACTIVITIES

  The Company must have additional permits from the Minister of Economy and appropriate health authorities to operate its wholesale distribution business. Furthermore, it must comply with rules of general applicability with regard to packaging, labeling and transporting products.

 General Permits

  The Company is required to have permits for the wholesale trade of each of its three product lines. The permit with regard to beer is issued for two years and the current permit expires on March 28, 1999. The permit with regard to spirits is issued for one year and the current permit expires on

December 31, 1997. The permit for wine is issued for two years and the current permit expires on March 28, 1999. One of the conditions of these permits is that the Company sells its products only to those who have appropriate permits to resell the products. A permit can be revoked or not renewed if the Company fails to observe laws applicable to its business as an alcohol wholesaler, fails to follow the requirements of a permit or if it introduces into the Polish market alcohol products that have not been approved for trade. The Company must also obtain separate permits for each of its warehouses.

 Health Requirements

  The Company must obtain the approval of the local health authorities to open and operate its warehouses. This approval is the basis for obtaining the permit for wholesale activities. The health authorities are primarily concerned with sanitation and proper storage of alcoholic beverages, especially those which must be refrigerated. These authorities can monitor the Company's compliance with health regulations. Similar regulations apply to the transport of alcoholic beverages, and the drivers of such transports must themselves submit health records to appropriate authorities.

 General Norms

  The Company must comply with a set of rules, usually referred to generally as "Polish Norms," which constitute legal regulations concerning, as applicable to the Company, standards according to which alcoholic beverages are packed, stored, labeled and transported. These norms are established by the Polish Normalization Committee, composed of specialists. In case of alcoholic beverages, the committee is composed of academics working with relevant government ministries and agencies as well as experienced businessmen working in the alcoholic beverage industry. The Company has received a certificate after an inspection by the Central Standardization Institute, which is part of the Ministry of Agriculture, indicating its compliance with applicable norms as of the date thereof. Such certification also is needed to import alcoholic beverages. Compliance with these norms also is confirmed by health authorities when particular shipments of alcoholic beverages arrive in Poland. See "--Import of Products--Approval of Health Authorities."

CUSTOMS WAREHOUSE

  Since the Company operates a customs warehouse, further regulations apply, and a permit of the President of the Main Customs Office and the approval of health authorities are required to open and operate such a warehouse. The applicable health concerns are the same as those discussed under""--Wholesale Activities" with regard to non-custom warehouses. The Company has received the needed permit on October 19, 1995 from the President of the Main Customs Office, which is for an unspecified period of time. The continued effectiveness of the permit is conditioned on the Company's complying with the requirements of the permit which are, in general, the proper payment of customs duties and maintenance of an insurance policy.

CUSTOMS DUTIES AND QUOTAS

  As a general rule, the import of alcoholic beverages into Poland is subject to customs duties and the rates of the duties are set by the Polish government acting through the Council of Ministers for particular types of products. In the Company's case, the duties vary by its products lines.

  The Minister of Economy is authorized, however, to establish a schedule of quotas for alcoholic beverages for which the customs duties are substantially reduced. For example, the basic customs duty on scotch whiskey imported by the Company is $30.43 per .75 liter bottle, or 328% higher than the $7.11 duty under the quota in 1996. The difference between the basic custom duties and the duty under the quota on other spirit products imported by the Company were only somewhat smaller than the difference on scotch. The difference between the basic custom duties and the duty under the quota was considerably smaller for beer and wine products subject to customs duties and imported by the Company. For example, the average basic duty of $1.86 per case of beer was approximately 42% higher than the duty under the quota, and the basic customs duty of $0.15 per .75 liter bottle of wine was 100% higher than the duty under the quota.

  Customs quotas for alcoholic beverages are fixed annually, with the current quotas being applicable through December 31, 1997. There are no public guidelines on how the Minister of Economy has determined the current quotas or may determine future quotas. If such quotas were substantially eliminated, it would likely have an adverse impact on the Company's business since the retail price of its imported alcohol products would increase.

  To import alcoholic beverages under the quotas, the Company must receive a permit which is generally valid for three months and specifies what products and what quality thereof may be imported from what country or group of companies. It is the Company's practice to apply for this import permit after concluding a contract for the import of a particular group of products. The Company has always received the import permits for which it has applied, although there can be no assurance that it will always do so in the future.

PRICE AND MARGIN CONTROLS

  In general, Polish law does not affect either the prices charged or the margins earned by the Company on its imported liquor products. Provisions of the tax law provide for a general ban on importing products at "dumping prices," generally defined as being at prices lower than for similar products in the country of origin. Fines could be imposed for such activity.

  There are several sources of price and margin regulation, however, with regard to spirits produced in Poland, such as the domestic brand vodka distributed by the Company. The Treasury Office, which is part of the Ministry of Finance, may order a reduction in the price of a product it determines to be "blatantly high." This standard is deemed met if (a) the price of a product exceeds the price of the same alcoholic beverage in another local jurisdiction by more than 25% or of a similar alcoholic beverage by 40%, or (b) the price quoted by the seller is higher than 10% of the price quoted to the same purchaser by another seller and the former seller cannot justify the higher price.

  The most important restriction on prices is a list of products produced by the Ministry of Finance which establishes the maximum retail price of such products. Furthermore, pursuant to a separate decision, this Ministry has limited the margin between the wholesale purchase price of domestic vodka and retail purchase price to no more than four percent. While there are some 400 items on the current list of the Ministry of Finance, the only products distributed by the Company are domestic vodka products.

ADVERTISING BAN

  Pursuant to the Alcohol Awareness Law of October 26, 1982, as amended, there is an absolute ban on direct and indirect advertising of alcoholic beverages in Poland. The definition of "alcoholic beverage" under such law encompasses all the Company's products. Promotions at the point of sale and game contests are often used to limit the law's impact. The agency charged with enforcing this law has successfully brought numerous cases in the past few years alleging indirect advertising in the media. The Company has not been involved in any such proceedings and seeks to comply fully with this law.

REGULATION OF RETAIL SALES

  As part of the Company's business strategy, it plans to operate retail outlets for alcoholic beverages. Polish law will require each such outlet to have a retail permit to sell the brands expected to be offered to the public. Typically, such permits are valid for two years and are renewable. The local health authorities must also approve the sale of alcoholic beverages for each location.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of CEDC are set forth below. Directors and executive officers of CEDC are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. All directors of CEDC are elected annually at the annual meeting of stockholders. Executive officers of CEDC generally are appointed at the board's first meeting after each annual meeting of stockholders.

        NAME                           AGE       POSITION(S) WITH COMPANY
        ----                           --- ------------------------------------
William V. Carey......................  33 Chairman, President, Chief Executive
                                            Officer, and Chief Financial
                                            Officer
Jeffrey Peterson......................  47 Vice Chairman and Executive Vice
                                            President
James T. Grossmann....................  57 Director
James B. Kelly........................  56 Director
Jan W. Laskowski......................  40 Director
Joe M. Richardson.....................  44 Director

  William V. Carey has served as Chairman, President, Chief Executive Officer and Chief Financial Officer of CEDC since its inception. In 1993, Mr. Carey instituted and supervised the direct delivery system for Carey Agri's nationwide expansion. Mr. Carey, a 1987 graduate of the University of Florida, played briefly on the professional golf circuit before joining the Company. Mr. Carey is a member of the American Chamber of Commerce in Poland.

  Jeffrey Peterson has served as Vice Chairman, Executive Vice President and director of CEDC since its inception. Mr. Peterson was co-founder of Carey Agri in 1990, and is a member of the management board of that entity. Prior thereto, Mr. Peterson contracted with African, Middle Eastern, South American and Asian governments and companies for the supply of American agricultural exports and selected agribusiness products, such as livestock, feed supplements and veterinary supplies. Mr. Peterson has worked with international banks and United States government entities to facilitate support for exports from the United States.

  James T. Grossmann, a retired United States foreign service officer, has served as a director of CEDC since its inception. With the United States Agency for International Development ("U.S.A.I.D."), during the years 1977 to 1996, Mr. Grossmann served in emerging markets in Central Europe, Latin America, Africa and Asia with a concentration on developing private sector trading and investment through United States government-sponsored aid programs. Immediately prior to his retirement in 1996, he managed a $300.0 million mass privatization and capital markets development program that assisted 14 former state-controlled countries in Central Europe transition to market economies.

  James B. Kelly, a former Deputy Assistant Secretary of Commerce of the United States specializing in international economic policy, has served as a director of CEDC since its inception. Mr. Kelly is currently the President of SynXis Corporation, a software development company, a position he has held since August 1996. From 1992 to August 1996, Mr. Kelly was the International Vice-President of BDM International, an international information technology company with sales in 1996 of over $1.0 billion, where he was in charge of penetrating foreign technology markets by acquisition, alliance and direct sales.

  Jan W. Laskowski has served as a director of CEDC since its inception. Mr. Laskowski has lived and worked in Poland since 1991. He is currently the Vice President and member of the management board of American Bank in Poland ("Amerbank"), a position he has held since 1996, where he is responsible for business development. Before joining Amerbank, Mr. Laskowski worked in London for Bank Liechtenstein (UK) Ltd from 1989 to 1991. He began his career with Credit Suisse, also in London, where he worked for 11 years.

  Joe M. Richardson has served as a director of CEDC since its inception. Since October 1993, Mr. Richardson has served as the Director of Sales and Marketing Europe of Sutter Home Winery Inc., where he is responsible for developing and managing the importation, distribution and sales of Sutter Home Wines within Europe. Prior to joining Sutter Home, Mr. Richardson had 20 years experience in the wine industry distributing Gallo wine products.

BOARD OF DIRECTORS

  The number of directors of the Company shall be such number as from time to time is fixed by and in the manner provided in the Bylaws and shall be between two to nine directors as is specified in the Certificate of Incorporation. Pursuant to the Bylaws, the number of directors within that range is determined by resolution duly adopted by a majority of the Board of Directors. The number of directors is currently fixed at six.

  The Underwriters have the right for five years from the date of the Offering to designate a person for election to the Board of Directors. In the event the Underwriters elect not to exercise this right, then they may designate one person to attend all meetings of the Board of Directors for such period of time. Such person will be entitled to receive all notices and other correspondence as if the person were a member of the Board of Directors and to be reimbursed for out-of-pocket expenses incurred in connection with attendance of meetings of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors currently has two committees, the Audit Committee and the Compensation Committee. The Audit Committee, among other things, recommends the firm to be appointed as independent accountants to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's interim and year-end operating results, considers the adequacy of the internal accounting controls and audit procedures of the Company and reviews the non-audit services to be performed by the independent accountants. The current members of the Audit Committee are Messrs. Kelly and Laskowski. The Compensation Committee reviews and recommends the compensation arrangements for management of the Company and administers the Plan. The current members of the Compensation Committee are Messrs. Laskowski and Richardson.

DIRECTOR COMPENSATION

  Mr. Carey and Mr. Peterson annually receive $10,000 and $5,000, respectively, for serving as Chairman and Vice-Chairman of the Board of Directors as well as annual directors' fees of $2,000 (which amount is payable to each director). Members of the Board of Directors have received grants of stock options under the stock incentive plan described below. The Company reimburses directors for out-of-pocket travel expenditures relating to their service on the Board of Directors.

EXECUTIVE COMPENSATION

  The following table shows, for the fiscal year ended December 31, 1996, compensation awarded or paid by the Company to its Chief Executive Officer (the highest compensated employee of the Company).


                          SUMMARY COMPENSATION TABLE

                                                   BONUS AND
                                                  OTHER ANNUAL     ALL OTHER
 NAME AND PRINCIPAL POSITION         YEAR SALARY  COMPENSATION  COMPENSATION(2)
 ---------------------------         ---- ------- ------------- ---------------
 William V. Carey................... 1996 $60,000       (1)           --
  Chairman, President, Chief
  Executive Officer, and Chief
  Financial Officer

--------
(1) During 1996, Carey Agri (i) provided Mr. Carey with the free use of an automobile valued at $35,000, (ii) paid approximately $4,000 for travel expenses, and (iii) provided an interest free loan of $30,000 which was used to remodel his home in Warsaw. This loan will be repaid in early 1998. See "Certain Transactions."
(2) For options granted Mr. Carey, which will be effective only upon the closing of the Offering, see "--Compensation Plans--Employment Agreements."

COMPENSATION PLANS

 Employment Agreements

  Mr. Carey, has entered into an employment contract with CEDC, which commences on the date of the completion of the Offering and ends three years thereafter. Mr. Carey will be paid an annual base salary at the rate of $140,000 per year, $76,000 payable by Carey Agri and $64,000 by CEDC. If Mr. Carey is not elected the Chairman of the Board of Directors in accordance with the Bylaws, his base salary paid by CEDC will be increased by $10,000. Mr. Carey's base salary is to be reviewed no less frequently than annually. Mr. Carey's base salary is to be increased by at least $25,000 one year after the effective date of his employment agreement and by an additional $25,000 two years after the effective date thereof and may be increased further at the discretion of the Board of Directors.

  Additionally, as partial consideration for the execution of the employment agreement, CEDC has granted to Mr. Carey options to purchase 25,000 shares of the Common Stock, to be exercisable at the initial public offering price. Such options are granted under the Plan and will vest and become exercisable two years from the effective date of the employment agreement. For options granted Mr. Carey, because of his work on the board of directors of the Company and Carey Agri, see "--1997 Stock Incentive Plan."

  Mr. Carey may terminate his employment agreement only for "good reason," which includes CEDC's failure to perform its obligations under the agreement. CEDC may terminate the agreement for "cause" as defined, which includes Mr. Carey's willful refusal to follow written orders or willful engagement in conduct materially injurious to CEDC or continued failure to perform his required duties. If CEDC terminates the agreement for cause or Mr. Carey terminates it without good reason, Mr. Carey's salary and benefits will be paid only through the date of termination. If CEDC terminates the employment agreement other than for cause or if Mr. Carey terminates it for good reason, CEDC will pay Mr. Carey his salary and benefits through the date of termination in a single lump sum payment and other amounts or benefits at the time such amounts would have been due.

  Pursuant to the agreement, Mr. Carey has agreed that during the term of employment, and for a one-year period following a termination of employment, he will not compete with the Company. The ownership by Mr. Carey of less than five percent of the outstanding stock of any corporation listed on a national securities exchange conducting any competitive business shall not be viewed as competition.

  Jeffrey Peterson has entered into an employment contract with CEDC, which commences on the date of the completion of this Offering and ends two years thereafter. In the first year of his employment, Mr. Peterson will be paid $45,000 for serving as the Executive Vice President of CEDC and $48,000 for serving on the management board of Carey Agri. In the second year, Mr. Peterson will be paid $39,000 by CEDC and $36,000 by Carey Agri. CEDC may terminate this agreement, with or without cause, on three months' prior written notice; Mr. Peterson may terminate only for good reason. For options granted to Mr. Peterson as a member of the board of directors of CEDC and Carey Agri, see "--1997 Stock Incentive Plan."

  Mr. Grossmann, a director of CEDC and Carey Agri, is paid $4,000 monthly for his service on Carey Agri's board of directors where he has responsibilities for assisting Carey Agri to establish supplier relationships for alcohol and nonalcohol products, such as cigars. For options granted to Mr. Grossmann for his past work in establishing supplier relationships in Bulgaria, see "--1997 Stock Incentive Plan."

 1997 Stock Incentive Plan

  CEDC's 1997 Stock Incentive Plan (the "Plan") provides for the grant of incentive stock options within the meaning of Section 422 of the Code, non-qualified options, stock appreciation rights, restricted stock and restricted stock units to directors, executives and other employees of CEDC and any of its subsidiaries or of any service provider, as defined, whose participation in the Plan is determined to be in the best interest of the Company. The Plan authorizes the issuance of up to 400,000 shares of Common Stock (subject to anti-dilution adjustments in the event of a stock split, recapitalization or similar transaction). The Board of Directors has the full power and authority to take all actions and to make all determinations required under the Plan, but has currently delegated that authority to its Compensation Committee, which has the authority to interpret the plan and to prescribe, amend, and rescind rules and regulations relating to the Plan. The Compensation Committee's interpretations of the Plan and its determinations pursuant to the Plan will be final and binding on all parties claiming an interest under the Plan. The Plan was adopted by the Board of Directors on November 27, 1997, which is the effective date of the Plan, and approved by CEDC's stockholders in December 1997. The term of the Plan is ten years from its effective date, and no grants may be made under the plan after that date.

  Automatic grants are made to outside directors of CEDC. The initial three outside members of the board of directors of CEDC were automatically awarded options to acquire 500 shares of the Common Stock at the initial public offering price when the Incentive Plan became effective. These options are immediately exercisable. Outside directors, including the initial outside directors of CEDC, shall also receive an option to acquire 500 shares upon their reelection to the Board of Directors.

  The option exercise price for incentive stock options granted under the Plan may not be less than 100% of the fair market value of the Common Stock on the date of grant of the option. Options may be exercised up to 10 years after grant, except as otherwise provided in the particular option agreement. Payment for shares purchased under the Plan shall be made in cash or cash equivalents. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of CEDC, however, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of an incentive stock option must not exceed five years.

  The Plan also authorizes the grant of stock appreciation rights whereby the grantee of a stock option may receive payment from CEDC of an amount equal to the excess of the fair market value of the shares of Common Stock subject to the option surrendered over the exercise price of such shares. A particular award agreement may permit payment by CEDC either in shares of Common Stock, cash or a combination thereof.

  Options granted under the Plan are generally not transferable except that non-qualified options may, in certain circumstances, be transferred to family members of the grantee. If any optionee's employment with CEDC or a service provider terminates by reason of death, options will fully vest and may be exercised within 24 months after such death. If the optionee's employment terminates by reason of disability, options will continue to vest and shall be exercisable to the extent vested for a period of one year after the termination of employment. If the optionee's employment terminates for any other reason, options not vested will terminate and vested options held by such optionee will terminate 90 days after such termination.

  The Plan authorizes the grant also of restricted stock or restricted stock units, which are rights to receive shares of Common Stock in the future. Both the restricted stock and restricted stock units will be subject to restrictions and risk of forfeiture. Such restriction may include not only a period of time of further employment or service to CEDC or Carey Agri or a service provider but the satisfaction of individual or corporate performance objectives. Performance objectives may include, among others, the trading price of the shares of Common Stock, market share, sales, earnings per share, and return on equity. Unless the particular award agreement states otherwise, the holders of restricted stock shall have the right to vote such shares of Common Stock and the right to receive any dividends declared and paid with respect to such stock, but the holders of restricted stock units shall have no such rights.

  If the grantee's employment with CEDC or Carey Agri or a service provider terminates by reason of death, all restricted stock and restricted stock units granted under the Plan shall fully vest. If the grantee's employment terminates by reason of disability, the grantee's restricted stock or restricted stock units shall continue to vest for a period of one year. If the grantee's employment is terminated for any other reason, the restricted stock or restricted stock units shall be forfeited.

  In the event of the dissolution or liquidation of the Company or upon a merger, consolidation, or reorganization of the Company in which the Company is not the surviving entity, or upon a sale of substantially all of the assets of the Company or upon any transaction (including one in which the Company is the surviving entity) approved by the Board of Directors that results in any person or entity owning eighty percent or more of the combined voting power of all classes of securities of CEDC, outstanding restricted stock and restricted stock units shall vest and all options become immediately exercisable, within a stated period, unless provision is made in writing in connection with such transaction for the continuation of the Plan or the assumption or substitution of such options, restricted stock and restricted stock units.

  The Board of Directors may amend, suspend or terminate the Plan with respect to the shares of Common Stock as to which grants have not been made. However, CEDC's stockholders must approve any amendment that would cause the Plan not to comply with the Code.

  Stock options for 52,500 of the shares of the Common Stock have been granted in connection with the Offering. The exercise price of these options is the initial public offering price. Thus, if the Offering is not consummated, these options will be null and void. Options covering 500 shares were automatically granted to each of the three outside members of the Board of Directors. These options are immediately exercisable. Mr. Carey, Mr. Peterson and Mr. Grossmann received options covering 2,000, 1,000 and 500 shares, respectively. Additionally, as members of the board of management of Carey Agri, Messrs. Carey, Peterson and Grossmann received options covering 5,000, 2,000 and 500 shares, respectively. These options may be exercised one year after the completion of the Offering. In connection with his employment agreement, Mr. Carey was granted another option to purchase an additional 25,000 shares. These options may be exercised two years after the completion of the Offering. In connection with his past efforts in assisting the Company, Mr. Grossmann was granted an option to purchase an additional 15,000 shares. Options covering 12,500 of those shares are immediately exercisable and options covering the other 2,500 shares are exercisable one year after the completion of the Offering.

                             CERTAIN TRANSACTIONS

  Carey Agri has a non-interest bearing advance receivable for $24,000 (denominated in Polish zloty without interest) from Mr. Carey at September 30, 1997. It expects to receive repayment of the amount advanced in early 1998.

  Carey Agri has entered into a loan agreement in the principal amount of $205,000 with Amerbank, of which Mr. Laskowski, a director of CEDC, is a vice president and member of the management board. This loan is used as a revolving line of credit for certain business purposes. The loan is guaranteed, in part, by Mr. Carey and Mr. Peterson. The interest rate is LIBOR plus 3.5% and the maturity date is December 15, 1998. Installments of $17,000 are due monthly beginning January 15, 1998 with $18,000 due on December 15, 1998. Part of the proceeds of the Offering will be used to retire this debt. See "Use of Proceeds."

  Carey Agri has entered into another loan agreement and an amendment thereto with Amerbank in an amount not to exceed $300,000. This secured loan is to be used to pay certain of the costs of this Offering which have accrued to date. The interest rate is LIBOR (1 month) plus 2.25%; the last date on which funds can be drawn down is January 1, 1998; and the loan must be repaid by April 8, 1998. In connection with this loan, Carey Agri agreed to use Amerbank's Poznan branch for its business activities in Poznan and to transfer, as needed, the proceeds of this Offering into Poland through its Amerbank accounts.

  The Company distributes Sutter Home wines in Poland. Mr. Richardson, a director of CEDC, is Director of Sales and Marketing Europe of Sutter Home Winery, Inc. See "Business--Product Line--Wine." The total value of Sutter Home wines sold by the Company in 1996 and through the first nine months of 1997 was $566,000 and $429,000, respectively.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the outstanding Common Stock as of the date hereof, and as adjusted to reflect the Offering: (i) by each person who is known by CEDC to beneficially own more than 5% of the Common Stock; (ii) by the Selling Stockholders; (iii) by each director of CEDC; (iv) by each of the executive officers of CEDC; and (v) by all directors and executive officers of CEDC as a group. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. See "Management--Director Compensation" regarding options granted to each director in connection with this Offering. See "Management--Executive Compensation" and "--1997 Stock Incentive Plan" for options granted to Mr. Carey, Mr. Peterson and Mr. Grossmann, as well as all other directors of the Company.

  Following completion of the Offering, Mr. Carey, Mr. Peterson and the Estate of William O. Carey will beneficially own in the aggregate 60.7% of the outstanding shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option. As a result, such persons acting together will be able to elect all of the Company's directors and otherwise control the Company's operations. See "Risk Factors--Risks Related to the Company--Control By Existing Stockholders; Potential Anti-Takeover Provisions."

                                              PERCENTAGES OF SHARES BENEFICIALLY OWNED
  NAME AND ADDRESS OF           SHARES       ------------------------------------------
    BENEFICIAL OWNER      BENEFICIALLY OWNED BEFORE THE OFFERING AFTER THE OFFERING (3)
  -------------------     ------------------ ------------------- ----------------------
William V. Carey(1).....      1,096,480             61.6%                 37.4%
 1602 Cottagewood Drive
 Brandon, FL 33511
William V. Carey Stock
 Trust(1)...............        503,740             28.3                  17.2
 1602 Cottagewood Drive
 Brandon, FL 33511
Jeffrey Peterson........        592,740             33.3                  20.2
 1707 Waldemere Street
 Sarasota, FL 34239
Estate of William O. Ca-
 rey(2).................         90,780              5.1                   3.1
 1602 Cottagewood Drive
 Brandon, FL 33511
James T. Grossmann......              0              --                    --
 805 S. Fairfax Street
 Alexandria, VA 22314
James B. Kelly..........              0              --                    --
 7606 Hamilton Spring
  Road
 Bethesda, MD 20817
Jan W. Laskowski........              0              --                    --
 115 ul. Marcinkowska
 00-102 Warsaw, Poland
Joe M. Richardson.......              0              --                    --
 P.O. Box 22154
 Louisville, KY 40252
All Directors and Offi-
 cers as a Group (Six
 Persons)...............      1,689,220             94.9%                 57.6%

--------
(1) Includes 592,740 shares beneficially owned by Mr. Carey and 503,740 shares held in the name of the William V. Carey Stock Trust. Mr. Carey is the beneficiary of the shares of the Common

    Stock held in the William V. Carey Stock Trust, and he will become the sole owner of these shares and may terminate the trust on December 11, 2005. Mr. Carey administers the trust, which includes the power to vote the securities held and make any investment decisions, with one other trustee, Remy Hermida, 1707 West Reynolds Street, Plant City, Florida 33567. The trust instrument permits one trustee to delegate any and all power, duties or discretions to the other trustee, although this action has not been taken.
(2) Gertrude Carey, the mother of William V. Carey, is the sole personal representative of the Estate of William O. Carey and has sole investment authority over the Common Stock in this estate.
(3) If the Underwriters' over-allotment options are exercised in full, the percentage of shares beneficially owned would be as follows: Mr. Carey (34.7%), William V. Carey Stock Trust (15.9%), Jeffrey Peterson (18.8%), Estate of William O. Carey (2.9%) and All Directors and Officers as a
    Group (53.5%).

                           DESCRIPTION OF SECURITIES

GENERAL

  CEDC's authorized capital stock consists of 20,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. Prior to this Offering, there were 1,780,000 shares of Common Stock outstanding held of record by four stockholders and no shares of Preferred Stock outstanding.

  The following summary of certain provisions of the Common Stock, Preferred Stock, the Warrants and the Unit Purchase Option does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of CEDC's Certificate of Incorporation, Bylaws, the Warrant Agreement, and the Unit Purchase Option and by the provisions of applicable law. A copy of the Certificate of Incorporation, Bylaws, the form of Warrant Agreement and form of Unit Purchase Option are included as exhibits to the registration statement of which this Prospectus is a part.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of stockholders. The Certificate of Incorporation does not provide for cumulative voting, and accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors. The Certificate of Incorporation provides that whenever there is paid, or declared and set aside for payment to the holders of the outstanding shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement fund or other retirement payments, if any, to which such holders are entitled, then dividends may be paid on the Common Stock out of any assets legally available therefore, but only when and as declared by the Board of Directors. The Certificate of Incorporation also provides that in the event of any liquidation, dissolution or winding up of CEDC, after there is paid to, or set aside for the holders of any class of stock having preference over the Common Stock, the full amount to which such holders are entitled, then the holders of the Common Stock, shall be entitled, after payment or provision for payment of all debts and liabilities of CEDC, to receive the remaining assets of CEDC available for distribution, in cash or in kind. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, privileges, preferences and priorities of holders of Common Stock will be subject to the rights of the holders of any shares of any series of Preferred Stock that CEDC may issue in the future.

WARRANTS

  The holder of each Warrant is entitled, upon payment of the exercise price
of $    (the aggregate initial Share and Warrant offering price), to purchase one share of Common Stock. Unless previously redeemed, the Warrants are exercisable at any time during the five year period commencing on the date of this Prospectus, provided that at such time a current prospectus relating the underlying Common Stock is in effect and the underlying shares of Common Stock are qualified for sale or exempt from qualification under applicable state securities laws. The Warrants are subject to redemption, as described below.

 Redemption

  Commencing one year from the date of this Prospectus, the Warrants, except for those underlying the Unit Purchase Option, are subject to redemption by the Company, on not less than 30 days' written notice, at a price of $.05 per
Warrant, provided the sales price of the Common Stock is at least $    (or
200% of the initial Share offering price) for 30 consecutive days prior to the date on which the notice of redemption is given. Holders of Warrants will automatically forfeit their rights to purchase the shares of Common Stock issuable upon exercise of such Warrants unless the Warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. All of the outstanding Warrants, except for those underlying the Unit Purchase Option, must be redeemed if any of that class are redeemed. A notice of redemption shall be mailed to each of the registered holders of the Warrants, except for those underlying the Unit Purchase Option, by first class mail, postage prepaid. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the Warrant certificates shall be delivered and the redemption price to be paid, and that the right to exercise the Warrants shall terminate at 5:00 p.m. (New York City time) on the business day immediately preceding the date fixed for redemption.

 General

  The Warrants may be exercised upon surrender of the certificate(s) therefor on or prior to the earlier of their expiration or the redemption date (as explained above) at the offices of the Company's warrant agent with the form of "Election to Purchase" on the reverse side of the certificate(s) filled out and executed as indicated, accompanied by payment (in the form of certified or cashier's check payable to the order of the Company) of the full exercise price for the number of Warrants being exercised.

  The Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price in certain events, such as stock dividends, stock splits, mergers, sale of substantially all of the Company's assets, and for other extraordinary events in order to enable the holders of the Warrants to obtain the same or equivalent rights which they would have obtained if the Warrants had been exercised prior to the event.

  The Company is not required to issue fractional shares of Common Stock, and in lieu thereof will make a cash payment based upon the current market value of such fractional shares. The holder of a Warrant will not possess any rights as a stockholder of the Company unless and until he exercises the Warrant.

UNIT PURCHASE OPTION

  The Company has agreed to issue to the Underwriters, upon the closing of the Offering, the Unit Purchase Option to purchase up to 115,000 Shares and 115,000 Warrants. These Shares and Warrants will be identical to the Shares and Warrants offered hereby except that the Warrants included in the Unit Purchase Option will not be subject to redemption by the Company. The Unit Purchase Option cannot be transferred, sold, assigned or hypothecated for one year, except to any officer or partner of the Underwriters or members of the selling group. The Unit Purchase Option is exercisable during the four-year period commencing one year from the date of this Prospectus at an exercise
price of $   per Share and Warrant (120% of the aggregate initial Share and
Warrant offering price), subject to adjustment in certain events to protect against dilution. The holders of the Unit Purchase Option and underlying securities have certain demand and piggyback registration rights. The existence of the Unit Purchase Option and the inability of the Company to redeem the Warrants included therein may hinder the Company's future financing or business transactions. See "Underwriting."

PREFERRED STOCK

  The Certificate of Incorporation provides that the Board of Directors is authorized to issue Preferred Stock in series and to fix and state the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Such action may be taken by the Board of Directors without stockholder approval. Under the Certificate of Incorporation, each share of each series of Preferred Stock is to have the same relative rights as, and be identical in all respects with, all other shares of the same series. While providing flexibility in connection with possible financings, acquisitions and other corporate purposes, the issuance of Preferred Stock, among other things, could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of CEDC. There will be no shares of Preferred Stock outstanding upon completion of the Offering and CEDC has no present plan to issue shares of its Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

 Limitations of Director Liability

  Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b)(7) does not change the directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors to the Company or its stockholders to the fullest extent permitted by Section 102(b)(7). Specifically, directors of CEDC are not personally liable for monetary damages to the Company or its stockholders for breach of the director's fiduciary duty as a director, except for liability: (a) for any breach of the director's duty of loyalty to the Company or its stockholders; (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (d) for any transaction from which the director derived an improper personal benefit.

 Indemnification

  To the maximum extent permitted by law, the Bylaws provide for mandatory indemnification of directors and officers of CEDC against any expense, liability and loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of CEDC. In addition, CEDC must advance or reimburse directors and officers for expenses incurred by them in connection with indemnifiable claims.

  CEDC also maintains directors' and officers' liability insurance.

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Certificate of Incorporation and the Bylaws contain, among other things, certain provisions described below that may reduce the likelihood of a change in the Board of Directors or voting control of CEDC without the consent of the Board of Directors. These provisions could have the effect of discouraging, delaying, or preventing tender offers or takeover attempts that some or a majority of the stockholders might consider to be in the stockholders' best interest, including offers or attempts that might result in a premium over the market price for the Common Stock.

 Filling Board Vacancies; Removal

  Any vacancy occurring in the Board of Directors, including any vacancy created by an increase in the number of directors, shall be filled by the vote of a majority of the directors then in office, whether or not a quorum, and any director so chosen shall hold office until such director's successor shall have been elected and qualified. Directors may only be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock then entitled to vote for the election of directors.

 Stockholder Action by Unanimous Written Consent

  Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders, unless such consent is unanimous.

 Call of Special Meetings

  Special meetings of stockholders may be called at any time by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, and shall be called by the President or the Secretary of CEDC at the request in writing of stockholders possessing at least 10% of the voting power of the issued and outstanding capital stock of CEDC entitled to vote generally in the election of directors. Such a request shall include a statement of the purpose or purposes of the proposed meeting.

 Bylaw Amendments

  The stockholders may amend the Bylaws by the affirmative vote of the holders of at least a majority of the outstanding shares of stock of CEDC entitled to vote thereon. Directors also may amend the Bylaws by an affirmative vote of at least a majority of the directors then in office.

 Certificate of Incorporation Amendments

  Except as set forth in the Certificate of Incorporation or as otherwise specifically required by law, no amendment of any provision of the Certificate of Incorporation shall be made unless such amendment has been first proposed by the Board of Directors upon the affirmative vote of at least a majority of the directors then in office and thereafter approved by the affirmative vote of the holders of at least a majority of the outstanding shares of stock of CEDC entitled to vote thereon; provided however, if such amendment is to the provisions in the Certificate of Incorporation relating to the authorized number of shares of Preferred Stock, board authority to issue Preferred Stock, number of directors, the limitation on directors' liability, amendment of Bylaws, or consent of stockholder in lieu of meetings, such amendment must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock entitled to vote thereon.

 Stockholder Nominations and Proposals

  With certain exceptions, the Bylaws require that stockholders intending to present nominations for directors or other business for consideration at a meeting of stockholders must notify CEDC's secretary not less than 60 days, and not more than 90 days, before the date of the meeting.

 Certain Statutory Provisions

  Section 203 of the DGCL provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the DGCL (an "Interested Stockholder"), but less than 85% of such shares, may not engage in certain "Business Combinations" with such corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (a) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (b) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

  Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder or a transaction in which the Interested Stockholder receives certain other benefits.

  Pursuant to a Board resolution, the Section 203 limits do not apply to any "Business Combination" between the Company and either Mr. Carey, Mr. Peterson, their "affiliates" or their estates.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

                                 UNDERWRITING

  The Underwriters have agreed, subject to the terms and conditions of the Underwriting Agreement by and among the Company, the Selling Stockholders and the Underwriters (the "Underwriting Agreement"), to purchase severally, and the Company has agreed to sell to the Underwriters severally, the number of shares of Common Stock and the number of Warrants set forth opposite their respective names below:

  UNDERWRITERS                               NUMBER OF SHARES NUMBER OF WARRANTS
  ------------                               ---------------- ------------------
Fine Equities, Inc..........................
                                                ---------         ---------
SouthWall Capital Corp......................
                                                ---------         ---------
  Total.....................................    1,150,000         1,150,000
                                                =========         =========

  In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock and Warrants offered hereby (other than those subject to the over-allotment options described below) if any such shares are purchased. In the event of a default by either of the Underwriters, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

  The Underwriters have advised the Company that they propose initially to offer the shares of Common Stock and the Warrants to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers who are members of the NASD at such price, less a concession not in
excess of $    per Share, of which a sum not to exceed $    per Share may in
turn be allowed by such dealers to other dealers who are members of the NASD. After the initial public offering, the public offering price, the concessions and the allowances may be changed.

  The Company has agreed to pay to the Underwriters a non-accountable expense allowance equal to 3% of the aggregate offering price of the Shares and Warrants offered hereby (including any shares of Common Stock and Warrants purchased pursuant to the over-allotment options). The Company has also agreed to pay all expenses in connection with qualifying the Shares and Warrants offered hereby for sale under the laws of such states as the Underwriters may designate, including expenses of counsel retained for such purpose by the Underwriters.

  The Company has granted the Underwriters an option, exercisable within 45 days after the date of this Prospectus, to purchase up to an aggregate of 97,500 additional shares of Common Stock and 172,500 Warrants from the Company at the initial public offering price per share of Common Stock and Warrants offered hereby, less underwriting discounts and commissions. The Selling Stockholders have granted the Underwriters an option, exercisable within 45 days of the date of this Prospectus, to purchase 75,000 shares of the Common Stock at the initial public offering price per share of Common Stock offered hereby, less underwriting discounts and commissions. The Underwriters may exercise such options only to cover over-allotments in the sale of shares of Common Stock and Warrants that the Underwriters have agreed to purchase. The initial Shares purchased upon exercising the over-allotment options will be purchased from the Selling Stockholders. To the extent that the Underwriters exercise such options, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the number of option shares proportionate to its initial commitment.

  The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

  The Company has agreed to issue and sell, upon the completion of the Offering, to the Underwriters for nominal consideration the Unit Purchase Option. The Unit Purchase Option is exercisable at any time during a period of four years commencing one year from the date of this Prospectus, at a price of
$    (120% of the aggregate initial public offering price of the Shares and the Warrants). The Company has agreed that, for a period of seven years from the date of the completion of the Offering, if the Company intends to file a registration statement or statements for the public sale of securities for cash (other than Form S-8, S-4 or comparable registration statement), it will notify all of the holders of the Unit Purchase Option and/or underlying securities and if so requested it will include therein material to permit a public offering of the securities underlying said Unit Purchase Option at the expense of the Company (excluding fees and expenses of the holders' counsel and any underwriting or selling commissions). In addition, for a period of five years from the completion of the Offering upon the written demand of any majority holder, the Company agrees to promptly register the underlying securities at the expense of such holder. For the life of the Unit Purchase Option, the holders are given the opportunity to profit from a rise in the market price of the Common Stock and Warrants, with a resulting dilution in the interests of other stockholders. Further, the holders may be expected to exercise the Unit Purchase Option at a time when the Company would in all likelihood be able to obtain equity capital on terms more favorable than those provided under the Unit Purchase Option. Any profit realized by the Underwriters on the sale of the Warrants or Common Stock issuable upon exercise of such Unit Purchase Option may be deemed additional underwriter compensation.

  The Company also has granted the Underwriters the right of first refusal for a period of 18 months after the date of this Prospectus for any sale of securities to be made by the Company or any of its present or future affiliates or subsidiaries. The Underwriting Agreement also provides that, for five years following the date of this Prospectus, the Underwriters may designate a person, reasonably acceptable to the Company, for election to the Board of Directors. In the event the Underwriters elect not to exercise this right, then it may designate one person to attend all meetings of the Board of Directors for a period of five years. Such person would be entitled to attend all such meetings and to receive all notices and other correspondence and would be reimbursed for out-of-pocket expenses incurred in connection with attendance at Board of Directors meetings.

  The Underwriters have informed the Company that the Underwriters do not intend to make sales to any accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  The Company and all of the existing stockholders, directors and officers of CEDC have agreed that, during the period beginning from the closing of this Offering and continuing to and including the date 24 months thereafter, they will not offer, sell, contract to sell or otherwise dispose of shares of Common Stock beneficially owned by them without the prior written consent of the Underwriters (except for the shares of Common Stock offered in this Offering and those underlying the Warrants, the Unit Purchase Option and options issued under the Plan).

  Prior to the Offering, there has been no public market for the Common Stock or the Warrants. The initial public offering price of the Common Stock and the Warrants and the terms of the Warrants will be determined by negotiation between the Company and the Underwriters and will not necessarily be related to the Company's asset value, net worth, results of operation or other established criteria of value. Among the factors to be considered in determining the initial public offering price of the Common Stock and the Warrants and the terms of the Warrants, in addition to prevailing market conditions, are the earnings and certain other financial and operating information of the Company in recent periods, the future prospects of the Company and its industry in general, an assessment of the management of the Company, the Company's capital structure, the general conditions of the securities market at the time of the Offering and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. There can, however, be no assurance that the prices at which the Common Stock and the Warrants will sell in the public market after the Offering will not be lower than the price at which they are sold in the Offering by the Underwriters.

  In connection with the Offering, the Underwriters may purchase and sell the Common Stock and the Warrants in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock and the Warrants, and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock and the Warrants than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock and the Warrants are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock and the Warrants, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq SmallCap Market, in the over-the-counter market or otherwise.

  The Company has agreed, in connection with the exercise of Warrants pursuant to solicitation by the Underwriters, to pay to the Underwriter a fee of 4% of the Warrant exercise price, a portion of which may be reallowed to any dealer who is a member of the National Association of Securities Dealers, Inc. ("NASD") who solicited the exercise (which may also be the Underwriters) for each Warrant exercised, if (i) the market price of the Common Stock of the Company at the time of exercise is higher than the exercise price of the Warrants; (ii) the Warrants are not held in any discretionary account; (iii) disclosure of compensation arrangements was made both at the time of this Offering and in documents provided to holders of the Warrants at the time of exercise; (iv) the exercise of the Warrants is solicited by a member of the NASD as designated in writing on the Warrant Certificate Subscription Form; and (v) the solicitation of exercise of the Warrants was not in violation of Regulation M promulgated under the Exchange Act.

  Regulation M of the SEC under the Exchange Act may prohibit the Underwriters from engaging in any market making activities with regard to the Company's securities for the period from nine business days (or such other applicable period as Regulation M may provide) prior to any solicitation by the Underwriters of the exercise of Warrants until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that the Underwriters may have to receive a fee for the exercise of Warrants following such solicitation. As a result, the Underwriters may be unable to provide a market for the Company's securities during certain periods while the Warrants are exercisable.

  The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders if the over-allotment option is exercised. The Company will pay all expenses incident to the offering and sale of the shares of Common Stock and the Warrants to the public, other than underwriting discounts and expenses, if any, of counsel and other advisors to the Selling Stockholders. The Company intends, to the extent practical, to seek registration or exemption from registration under the securities laws of the states designated by the Underwriters in which the shares of Common Stock and the Warrants will be offered and sold. There can be no assurance, however, that such registrations or exemptions can be obtained.

   Fine Equities has been in business since August 1995 and has acted as an underwriter in one other offering of securities and has not managed any other offering of securities. SouthWall has been in business since May 1996. Prior to this Offering, it has only co-managed one other offering of securities and has acted as an underwriter in several other offerings. There can be no assurance that the Underwriters' limited offering experience and small size relative to other broker-dealers will not adversely affect this Offering or the subsequent development, if any, of a trading market for the Common Stock and Warrants.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 2,930,000 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option). Of these shares, the 1,150,000 shares of Common Stock sold in the Offering will be freely transferable and tradable without restriction or further registration under the Securities Act except for any shares purchased by any "affiliate", as defined below, of the Company which will be subject to the resale limitations of Rule 144. All the remaining shares of Common Stock held by existing stockholders are "restricted" securities within the meaning of Rule 144 and may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an applicable exemption from registration, including Rule 144.

  Holders of the Warrants offered hereby will be entitled to purchase an aggregate of 1,150,000 additional shares of Common Stock upon exercise of the Warrants at any time during the five-year period commencing on the date of this Prospectus, provided that the Company satisfies certain securities registration and qualification requirements with respect to the securities underlying the Warrants. Any and all shares of Common Stock purchased upon exercise of the Warrants will be freely tradable, provided such registration requirements are met and except for any shares purchased by any "Affiliate," as defined below, of the Company.

  Up to 230,000 additional shares of Common Stock may be purchased by the Underwriters through the exercise of the Unit Purchase Option, and the warrants included therein. Until five years from the date of this Prospectus, holders of such securities will have the right, subject to certain conditions, to require the Company to register all or a portion of such securities at the Company's expense beginning one year after the date of this Prospectus.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has been deemed to have beneficially owned shares for at least one year, including an "affiliate", is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding number of shares of Common Stock or the average weekly trading volume in the shares of Common Stock during the four calendar weeks preceding the filing of the required notice of such sale. Sales under Rule 144 may also be subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of the Company during the three months preceding a sale, and who has beneficially owned shares within the definition of "restricted securities" under Rule 144 for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale provisions, notice requirements or public information requirements of Rule 144. Affiliates continue to be subject to such limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

  Upon completion of the Offering, no shares of Common Stock held by the existing stockholders of the CEDC are currently eligible for sale under Rule
144. CEDC and all of the existing stockholders, directors and officers of CEDC have agreed that, during the period beginning from the closing of this Offering and continuing to and including the date 24 months thereafter, they will not offer, sell, contract to sell or otherwise dispose of shares of Common Stock beneficially owned by them without the prior written consent of the Representative (except for the shares of Common Stock offered in this Offering).

  No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of shares of Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial numbers of shares of Common Stock, pursuant to a registration statement, Rule 144 or otherwise, or the perception that such sales may occur, could adversely affect the prevailing market price of the Common Stock. In addition, the availability for sale of Warrants or the Unit Purchase Option could adversely affect prevailing market prices for the Common Stock.

  The Company has reserved 400,000 shares of Common Stock for issuance upon the exercise of rights outstanding or to be granted pursuant to the Plan. As of the date hereof, options to purchase 52,500 shares of Common Stock were outstanding and unexercised. See "Management--Executive Compensation--1997 Stock Incentive Plan."

  The Company also has reserved 1,552,500 shares of Common Stock for issuance upon the exercise of the Warrants, including those issuable upon exercise of the over-allotment options and upon exercise of the Unit Purchase Option and the warrants included therein. See "Underwriting."

                                 LEGAL MATTERS

  The validity of the Common Stock being offering hereby will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C., and for the Underwriters by Baker & McKenzie, New York, New York. Certain matters of Polish law will be passed upon for the Company by Hogan & Hartson, Warsaw, Poland and for the Underwriters by Baker & McKenzie, Warsaw, Poland.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1996 and for each of the two years in the period ended December 31, 1996 appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young Audit Sp. z o.o., Warsaw, Poland, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                  ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

  CEDC is organized under the laws of the State of Delaware. Although investors in the Common Stock will be able to effect service of process in the United States upon CEDC and may be able to effect service of process upon its directors, due to the fact that CEDC is primarily a holding company which holds stock in Carey Agri in Poland, substantially all of the assets of CEDC are located outside the United States. As a result, it may not be possible for investors to enforce against CEDC's assets judgment of United States courts predicated upon the civil liability provisions of United States laws.

  CEDC has been advised by its counsel, Hogan & Hartson L.L.P., that there is doubt as to the enforceability in Poland, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Poland.

                             AVAILABLE INFORMATION

  CEDC has filed with the SEC a registration statement (herein, together with all amendments, exhibits and schedules thereto, referred to as the "Registration Statement") under the Securities Act with respect to the Common Stock and Warrants offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to CEDC and the Common Stock and Warrants, reference is hereby made to the Registration Statement.

  As a result of the Offering, CEDC will become subject to the reporting requirements of the Exchange Act, and in accordance therewith, will file reports and other information with the SEC. CEDC intends to furnish its stockholders with annual reports containing financial statements audited by its independent public accountants. The Registration Statement, including the exhibits and schedules thereto, and reports and other information filed by the Company with the SEC can be inspected without charge and copied, upon payment of prescribed rates, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material and any part thereof will also be available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and via the SEC's address on the World Wide Web at http:/www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Auditors............................................ F-2
Consolidated Balance Sheets at December 31, 1996 and September 30, 1997
 (unaudited).............................................................. F-3
Consolidated Statements of Income for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1996 and 1997 (unau-
 dited)................................................................... F-5
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1995 and 1996 and the nine months ended September 30,
 1997 (unaudited)......................................................... F-6
Consolidated Statements of Cash Flows for the years ended December 31,
 1995 and 1996 and the nine months ended September 30, 1996 and 1997 (un-
 audited)................................................................. F-7
Notes to Consolidated Financial Statements................................ F-8

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Central European Distribution Corporation

  We have audited the accompanying consolidated balance sheet of Central European Distribution Corporation as of December 31, 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central European Distribution Corporation at December 31, 1996, and the consolidated results of its operations and its cash flows for the years ended December 31, 1996 and 1995 in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young Audit Sp. z o.o.

                                          Ernst & Young Audit Sp. z o.o.

Warsaw, Poland
November 28, 1997

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

                          CONSOLIDATED BALANCE SHEETS
             AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1996         1997
                                                     ------------ -------------
                                                                   (UNAUDITED)
                       ASSETS
Current Assets
  Cash..............................................      740           240
  Accounts receivable, net of allowance for doubtful
   accounts of $49,000 and $58,000, respectively....    4,211         3,744
  Inventories.......................................    1,660         2,193
  Prepaid expenses and other current assets.........      172           181
  Deferred income taxes.............................      106           121
                                                        -----         -----
    Total Current Assets............................    6,889         6,479
Equipment, net......................................      442           431
Deferred charges....................................      --            252
Deferred income taxes...............................        4             3
                                                        -----         -----
  Total Assets......................................    7,335         7,165
                                                        =====         =====


                            See accompanying notes.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

             AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1996         1997
                                                     ------------ -------------
                                                                   (UNAUDITED)
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Trade accounts payable............................    5,140         4,462
  Bank loans and overdraft facilities...............      856           997
  Income taxes payable..............................        6            34
  Taxes other than income taxes.....................      720           912
  Accrued expenses and deferred income..............      132           233
  Current portion of long-term debt and capital
   lease obligations................................      152           293
                                                        -----         -----
    Total Current Liabilities.......................    7,006         6,931
Long-term debt, less current maturities.............      205            55
Capital lease obligations, less current portion.....       98            13
Stockholders' Equity
  Common Stock ($0.01 par value, 20,000,000 shares
   authorized, 1,780,000 shares issued and outstand-
   ing).............................................       18            18
  Additional paid-in-capital........................       36            36
  Retained earnings (accumulated deficit)...........      (28)          112
                                                        -----         -----
    Total Stockholders' Equity......................       26           166
                                                        -----         -----
    Total Liabilities and Stockholders' Equity......    7,335         7,165
                                                        =====         =====


                            See accompanying notes.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
             AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS
                            (EXCEPT PER SHARE DATA)

                                                      NINE MONTHS   NINE MONTHS
                            YEAR ENDED   YEAR ENDED      ENDED         ENDED
                           DECEMBER 31, DECEMBER 31, SEPTEMBER 30, SEPTEMBER 30,
                               1995         1996         1996          1997
                           ------------ ------------ ------------- -------------
                                                      (UNAUDITED)   (UNAUDITED)
Net sales................     16,017       23,942       14,575        27,499
Cost of goods sold.......     13,113       19,850       11,697        23,759
                              ------       ------       ------        ------
Gross profit.............      2,904        4,092        2,878         3,740
Sales, general and
 administrative
 expenses................      2,603        3,569        2,581         3,057
                              ------       ------       ------        ------
Operating income.........        301          523          297           683
Non-operating income (ex-
 pense)
  Interest expense.......       (106)        (124)         (83)         (106)
  Realized and unrealized
   foreign currency
   transaction losses,
   net...................        (84)        (232)        (231)         (278)
  Other income, net......         84            6           88            35
                              ------       ------       ------        ------
Income before income tax-
 es......................        195          173           71           334
Income tax expense.......       (120)        (111)         (65)         (194)
                              ------       ------       ------        ------
Net income...............         75           62            6           140
                              ======       ======       ======        ======
Net income per common
 share, primary and fully
 diluted.................       0.04         0.03         0.00          0.08
                              ======       ======       ======        ======


                            See accompanying notes.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

                                                                        RETAINED
                                    COMMON STOCK                        EARNINGS
                                -------------------- ADDITIONAL PAID- (ACCUMULATED
                                NO. OF SHARES AMOUNT    IN-CAPITAL      DEFICIT)
                                ------------- ------ ---------------- ------------
Balance at December 31, 1994
 (Note 1).....................    1,780,000     18          36            (165)
Net income for 1995...........          --     --          --               75
                                  ---------    ---         ---            ----
Balance at December 31, 1995..    1,780,000     18          36             (90)
Net income for 1996...........          --     --          --               62
                                  ---------    ---         ---            ----
Balance at December 31, 1996..    1,780,000     18          36             (28)
Net income for the nine months
 ended September 30, 1997 (un-
 audited).....................          --     --          --              140
                                  ---------    ---         ---            ----
Balance at September 30, 1997
 (unaudited)..................... 1,780,000     18          36             112
                                  =========    ===         ===            ====


                            See accompanying notes.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

                                                     NINE MONTHS   NINE MONTHS
                           YEAR ENDED   YEAR ENDED      ENDED         ENDED
                          DECEMBER 31, DECEMBER 31, SEPTEMBER 30, SEPTEMBER 30,
                              1995         1996         1996          1997
                          ------------ ------------ ------------- -------------
                                                     (UNAUDITED)   (UNAUDITED)
Operating Activities
 Net income..............        75           62             6           140
 Adjustments to reconcile
  net income to net cash
  (used in) provided by
  operating activities:
 Depreciation and
  amortization...........        36           67            49           120
 Deferred income taxes
  (benefit)..............         6          (18)          (32)          (14)
 Gain on the disposal of
  equipment..............        (5)          (7)          --            (10)
 Changes in operating
  assets and
  liabilities:
  Accounts receivable,
   net of allowances.....    (1,074)      (2,633)           69           467
  Inventories............      (480)        (612)         (479)         (533)
  Trade accounts
   payable...............       918        2,915           450          (678)
  Income and other
   taxes.................        80          613           358           220
  Prepayments and other
   current assets........        14          (84)          (92)           (9)
  Accrued expenses and
   deferred income.......       349         (271)         (147)          (27)
                             ------      -------       -------       -------
   Net Cash (Used In)
    Provided by Operating
    Activities...........       (81)          32           182          (324)
Investing Activities
 Purchases of equipment..       (62)        (336)         (213)          (85)
 Proceeds from the
  disposal of equipment..        23          264            90            32
                             ------      -------       -------       -------
   Net Cash Used In
    Investing
    Activities...........       (39)         (72)         (123)          (53)
Financing Activities
 Borrowings on overdraft
  facility...............     8,465       17,531        12,496        12,592
 Payment of overdraft
  facility...............    (8,210)     (17,747)      (12,461)      (12,461)
 Payment of capital lease
  obligations............       --           (62)          (34)         (147)
 Short-term borrowings...       379          840           337           500
 Payment of short-term
  borrowings.............      (350)        (402)         (375)         (490)
 Long-term borrowings....       200          205           205             7
 Payment of long-term
  borrowings.............       (20)        (180)         (180)          --
 Costs paid in connection
  with planned public
  offering...............       --           --            --           (124)
                             ------      -------       -------       -------
   Net Cash Provided by
    (Used In) Financing
    Activities...........       464          185           (12)         (123)
                             ------      -------       -------       -------
Net Increase (Decrease)
 in Cash.................       344          145            47          (500)
Cash at beginning of
 period..................       251          595           595           740
                             ------      -------       -------       -------
Cash at end of period....       595          740           642           240
                             ======      =======       =======       =======

                            See accompanying notes.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

  Central European Distribution Corporation (CEDC) was organized as a Delaware Corporation in September 1997 to operate as a holding company through its sole subsidiary, Carey Agri International--Poland Sp. z o.o. (Carey Agri). CEDC and Carey Agri are referred to herein as the Company.

  CEDC's authorized capital stock consists of 20 million shares of common stock, $0.01 par value, and 1 million shares of preferred stock, also $0.01 par value. No shares of preferred stock have been issued and its terms and conditions will be established by the Board of Directors at a later date.

  In November 1997, CEDC issued 1,780,000 shares of its common stock to the former stockholders of Carey Agri in exchange for all the issued and outstanding shares of Carey Agri. This reorganization resulted in no changes in relative equity interests among the stockholders and no adjustments of the underlying net assets of Carey Agri. The new capital structure has been reported in a manner comparable to a pooling of interests in the accompanying consolidated financial statements. All share and per share data have been presented in accordance with the new capital structure.

  Carey Agri is a Polish limited liability company with headquarters in Warsaw, Poland. Carey Agri distributes alcoholic beverages throughout Poland and all activities are conducted within that country. It currently has branches in the following Polish cities: Warsaw, Cracow, Szczecin, Gdynia, Wroclaw, Torun, Siemianowice and Poznan. Pursuant to Polish statutory requirements, Carey Agri may pay an annual dividend, based on its audited Polish financial statements, to the extent of its retained earnings as defined. At December 31, 1996, approximately $8,000 was available for payment of dividends.

2. ACCOUNTING POLICIES

  The significant accounting policies and practices followed by the Company are as follows:

 Basis of Presentation

  Since CEDC had no prior operations, the accompanying consolidated financial statements reflect the activities of Carey Agri.

  Carey Agri maintains its books of account and prepares its financial statements in Polish zloties (PLN) in accordance with Polish statutory requirements and the Accounting Act of 29 September 1994. The exchange rate was approximately 3.4 PLN per USD at September 30, 1997.

  The accompanying consolidated financial statements include adjustments, translations, and reclassifications, which are appropriate to present the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).

  The consolidated financial statements (and notes thereto) as at September 30, 1997 and for the nine months ended September 30, 1997 and 1996 are unaudited, but include in the opinion of management, all adjustments considered necessary for a fair presentation of such data. The results for the unaudited interim periods are not necessarily indicative of the results expected for the entire year.

 Foreign Currency Translation and Transactions

  As stated above, Carey Agri maintains its books of account in Polish zloties. The accompanying consolidated financial statements have been prepared in US Dollars. Transactions and balances not

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

already measured in US Dollars (primarily Polish zloties) have been remeasured into US Dollars in accordance with the relevant provisions of US Financial Accounting Standard (FAS) No. 52 "Foreign Currency Translation" as applied to entities in highly inflationary economies.

  Under FAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from remeasurement of monetary assets and liabilities that are not denominated in US Dollars are credited or charged to operations.

 Equipment

  Equipment is stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method over the following useful lives:

                  TYPE                               DEPRECIATION LIFE IN YEARS
                  ----                               --------------------------
   Transportation Equipment.........................               6
   Beer Dispensing and Other Equipment..............            2-10

  Equipment under capital lease is depreciated over the shorter of the useful life or the lease term.

 Revenue Recognition

  Revenue is recognized when goods are shipped to customers.

 Advertising and Promotion Costs

  Advertising and promotion costs are expensed as incurred. Advertising and promotion expense was approximately $280,000 and $120,000 in 1996 and 1995, respectively ($314,000 for the nine months ended September 30, 1997).

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories are comprised primarily of beer, wine, and spirits.

 Estimates

  The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences may be material to the financial statements.

 Income Taxes

  The Company computes and records income taxes in accordance with FAS No.
109.

 Effect of New Accounting Standards Not Yet Adopted

  In February 1997, the Financial Accounting Standards Board (FASB) issued its Statement No. 128, "Earnings per Share." Among other provisions, FAS No. 128 simplifies the standards for

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

computing earnings per share. The standard will be effective for the Company in the three months ending December 31, 1997. The Company does not expect the adoption of FAS No. 128 to have a material impact on its financial statements.

  In June 1997, the FASB issued its Statement No. 130, "Reporting Comprehensive Income." This standard will be effective for the Company in the three months ending March 31, 1998, and it requires the disclosure of comprehensive income which is defined as all changes in equity during a period except those resulting from investments by owners and distributions to owners. Comprehensive income will include net income adjusted by, among other items, foreign currency translation adjustments. As disclosed in this Note 2, the Company remeasures transactions and results of its Polish subsidiary in accordance with FAS No. 52 as applied to entities in highly inflationary economies. Therefore, exchange gains and losses arising from remeasurement of these monetary assets and liabilities are credited or charged to net income. However, if in future periods Poland is considered not to be a highly inflationary economy, these remeasurements will be recorded as a separate component of equity and, under FAS No. 130, included as part of comprehensive income.

  In June 1997, the FASB issued its Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." The standard will be effective for the Company in the year ending December 31, 1998, and it requires, among other provisions, that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company does not expect the adoption of FAS No. 131 to have a material impact on the disclosures contained in its financial statements.

 Net Income Per Common Share

  Net income per common share is calculated using the average shares outstanding during the periods (1,780,000 during each of the periods). There were no common stock equivalents.

3. EQUIPMENT

  Equipment, which is presented net of accumulated depreciation in the balance sheets, consists of:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
                                                                    (UNAUDITED)
   Transportation Equipment..........................      174          178
   Beer Dispensing and Other Equipment...............      433          493
                                                          ----         ----
                                                           607          671
   Less accumulated depreciation.....................     (165)        (240)
                                                          ----         ----
   Equipment, net....................................      442          431
                                                          ====         ====

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS


4. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
                                                                    (UNAUDITED)
   Loan denominated in US Dollars....................     205           205
   Car loan denominated in Polish zloty..............     --              7
   Current portion of these loans....................     --           (157)
                                                          ---          ----
   Long-term portion.................................     205            55
                                                          ===          ====

  The Company has a revolving credit line with a bank for $205,000 at December 31, 1996 and September 30, 1997. The line can be used for various purposes such as an overdraft facility, loan for letters of credit, or for loans for guarantees made by the Company. Currently, the loan is being used for working capital purposes with annual interest equal to the bank's dollar base rate (approximately 10% at December 31, 1996 and September 30, 1997). The loan is collateralized by a bill of exchange and personal guaranties by two officers and directors of the Company. Maturity was scheduled for March 15, 1997, but was extended through December 15, 1998 in accordance with an amendment dated October 14, 1997. The interest rate was changed to the bank's Amerbank LIBOR rate plus 3.5% (approximately 9.17% at September 30, 1997). Installments of $17,000 are due monthly beginning January 15, 1998 with $18,000 due on December 15, 1998. Therefore, the entire $205,000 is due in 1998.

5. LEASE OBLIGATIONS

  Certain non-cancelable leases are classified as capital leases, and the leased assets are included as part of equipment. Other leases are classified as operating leases and are not capitalized. The depreciation for assets under capital leases is included in depreciation expense. Details of the capitalized leased assets are as follows:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
                                                                    (UNAUDITED)
   Transportation equipment..........................      88           119
   Beer dispensing equipment.........................     252           212
                                                          ---          ----
                                                          340           331
   Less accumulated depreciation.....................     (60)         (142)
                                                          ---          ----
                                                          280           189
                                                          ===          ====

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS


  At December 31, 1996, the future minimum lease payments under operating and capital leases are as follows:

                                                               OPERATING CAPITAL
                                                                LEASES   LEASES
                                                               --------- -------
   1997.......................................................    242      223
   1998.......................................................    198      106
   1999.......................................................     54      --
   2000.......................................................     54      --
   2001.......................................................     54      --
                                                                  ---      ---
   Total......................................................    602      329
                                                                  ===
   Less amounts representing interest costs...................             (79)
                                                                           ---
   Net present value..........................................             250
   Current portion............................................             152
                                                                           ---
   Long-term portion..........................................              98
                                                                           ===


  Rent expense incurred under operating leases during 1996 and 1995 were as follows:

                                                                       1996 1995
                                                                       ---- ----
   Rent expense....................................................... 301  183
                                                                       ===  ===

  Capitalized leases relate mainly to the leasing of transportation equipment and beer dispensing equipment. Each of these leases expires in 1997 or 1998. Under most of these leases, the Company may purchase the equipment at the end of the lease terms at a price below the expected market value. New capital leases caused non-cash additions to equipment of $312,000 and $46,000 in the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. These are not reflected in the Consolidated Statements of Cash Flows.

  Operating leases relate mainly to the leasing of the customs warehouse and the consolidation warehouse in Warsaw, and the 7 regional offices and warehouses. Monthly rentals range from approximately $570 to $6,000 per month. The customs and consolidation warehouses' leases expire in September 2001. Six of the regional office and warehouse leases can be terminated by either party with two or three months prior notice. The seventh regional office and warehouse lease expires in December 1998.

6. SHORT-TERM BANK LOANS AND OVERDRAFT FACILITIES

  The Company has an overdraft facility (in Polish zloty, shown in approximate USD equivalent) with a bank (other than the bank referred to in note 4) for $285,000. At December 31, 1996 and September 30, 1997 the Company used $16,000 and $147,000, respectively, of this amount. Interest is equal to PLN WIBOR (Warsaw InterBank Rate) plus 3.5% (24% and 28% at December 31, 1996 and September 30, 1997, respectively). The loan matured on July 14, 1997 and was extended through July 29, 1998. The loan is collateralized by a blank bill of exchange, the assignment of receivables from eight of the Company's largest customers (carrying value of $389,000 at December 31, 1996), and a pledge on inventory of $350,000.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS


  The Company has two other USD short-term loans with this bank for $350,000 and $240,000 at December 31, 1996 ($350,000 and $0 at September 30, 1997).
Interest on each is at LIBOR (1 month) plus 2.75% (8.3% and 8.4% at December 31, 1996 and September 30, 1997, respectively). The loans are collateralized by a blank bill of exchange, pledge on inventory of PLN 1,000,000, the assignment of receivables from eight of the Company's largest customers (carrying value of $389,000 at December 31, 1996) and the assignment of an insurance policy on inventory. The $350,000 loan was due on July 29, 1997 but was extended through July 30, 1998. The $240,000 loan was due in 6 monthly installments of $40,000 beginning January 31, 1997 and was fully paid in June 1997.

  The Company has short-term USD loans with another bank for $250,000 at December 31, 1996 and $500,000 at September 30, 1997. Interest on the loans is at LIBOR plus 1.5% (7.0% and 7.2% at December 31, 1996 and September 30, 1997, respectively). The loan outstanding at December 31, 1996 was paid in March 1997. A new loan for $250,000 was taken at the end of March 1997 and was due on September 30, 1997. Another $250,000 was borrowed on June 2, 1997 and was also due on September 30, 1997. The due date for both loans was extended to December 23, 1997.

  The Company's borrowing arrangements (including long-term debt described in Note 4) contain various financial and nonfinancial covenants and restrictions which the Company has complied with or have been waived by the lender.

  Total interest paid in 1996 and 1995 (and the nine months ended September 30, 1997) is substantially equal to interest expense.

7. DEFERRED CHARGES

  Costs incurred in connection with a planned public offering, totaling $252,000, are included in deferred charges in the September 30, 1997 balance sheet. The accrued portion of $128,000 at September 30, 1997 is not reflected in the Consolidated Statements of Cash Flows. If the offering is successful, this amount and other charges incurred subsequently will be charged to stockholders' equity. If the offering is not completed, this amount and other charges incurred subsequently will be charged to expense.

8. FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENT LIABILITIES

 Financial Instruments With On-Balance Sheet Risk and Their Fair Values

  Financial instruments with on-balance sheet risk include cash, accounts receivable, certain other current assets, trade accounts payable, bank loans and overdraft facilities, long-term debt, and other payables. These financial instruments are shown separately in the consolidated balance sheets and their carrying values approximate their fair values. This is because all of these financial instruments have short maturity periods or carry interest at rates which approximate current market rates.

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of accounts receivable from Polish companies. The Company restricts temporary cash investments to financial institutions with high credit standing. Credit is given to customers only after a thorough review of their credit worthiness. The Company does not normally require collateral with respect to credit sales. As of December 31, 1996 or September 30, 1997, the Company had no significant concentrations of credit risk. The Company has not experienced large credit losses in the past.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS


 Inflation and Currency Risk

  Since the fall of Communist rule in 1989, Poland has experienced high levels of inflation and significant fluctuations in the exchange rate for the zloty. The Polish government has adopted policies that slowed the annual rate of inflation from approximately 250% in 1990 to approximately 18% in 1996. In addition, the exchange rate for the zloty has stabilized and the rate of devaluation of the zloty has decreased since 1991. However, inflation and currency exchange fluctuations have had, and may continue to have, an adverse effect on the financial condition and results of operations of the Company.

  A significant portion of the Company's debt obligations and operating expenses are, and are expected to continue to be, denominated in or indexed to U.S. Dollars or other non-Polish currency. By contrast, substantially all of the Company's revenue is denominated in zloty. Any devaluation of the zloty against the U.S. Dollar or other currencies that the Company is unable to offset through price adjustments will require the Company to use a larger portion of its revenue to service its non-zloty denominated obligations. While the Company may consider entering into transactions to hedge the risk of exchange rate fluctuations, it is unlikely that the Company will be able to obtain hedging arrangements on commercially satisfactory terms. Accordingly, shifts in currency exchange rates may have an adverse effect on the ability of the Company to service its non-zloty denominated obligations and, thus, on the Company's financial condition and results of operations.

 Supply contracts

  The Company has various agreements covering its sources of supply which, in some cases, may be terminated by either party on relatively short notice. Thus there is a risk that a significant portion of the Company's supply of products could be curtailed at any time.

 Contingent liabilities

  The Company is involved in litigation and has claims against it for matters arising in the ordinary course of business. In the opinion of management, the outcome will not have a material adverse effect on the Company.

9. INCOME TAXES

  Income tax expense consists of the following:

                                    YEAR ENDED   YEAR ENDED  NINE MONTHS ENDED
                                   DECEMBER 31, DECEMBER 31,   SEPTEMBER 30,
                                       1995         1996           1997
                                   ------------ ------------ -----------------
                                                                (UNAUDITED)
   Current Polish income tax ex-
    pense.........................     114          129             208
   Deferred Polish income tax
    (credit) expense, net.........       6          (18)            (14)
                                       ---          ---             ---
     Total income tax expense.....     120          111             194
                                       ===          ===             ===

  Total Polish income tax payments (or amounts used as settlements against other statutory liabilities) during 1996 and 1995 were $130,000 and $112,000, respectively ($165,000 for the nine months ended September 30, 1997).

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

             AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS


  Total income tax expense varies from expected income tax expense computed at Polish statutory rates (40% in 1995 and 1996 and 38% in 1997) as follows:

                                                                   NINE MONTHS
                                         YEAR ENDED   YEAR ENDED      ENDED
                                        DECEMBER 31, DECEMBER 31, SEPTEMBER 30,
                                            1995         1996         1997
                                        ------------ ------------ -------------
                                                                   (UNAUDITED)
   Tax at Polish statutory rate.......       78           69           127
   Bad debt expense not expected to be
    tax deductible....................        6            4             7
   Effect of foreign currency exchange
    rate change on net deferred tax
    assets............................        3           13            25
   Permanent differences:
     Interest on overdue taxes........        2            5             4
     Non-deductible social taxes......        5            7             7
     Non-deductible depreciation......        3            4             5
     Non-deductible interest paid.....       13          --            --
     Certain other non-deductible
      expenses........................       10            9            19
                                            ---          ---           ---
   Income tax expense.................      120          111           194
                                            ===          ===           ===


  Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                    DECEMBER 31, SEPTEMBER 30,
                                                        1996         1997
                                                    ------------ -------------
                                                                  (UNAUDITED)
   Deferred tax liabilities:
     Depreciation and other fixed asset basis dif-
      ferences.....................................      33           --
     Prepaid expenses..............................       7           --
                                                        ---           ---
   Total deferred tax liabilities..................      40           --
   Deferred tax assets:
     Allowance for doubtful accounts receivable....      19            22
     Unrealized foreign exchange losses............      31            50
     Accrued expenses and deferred income..........      50            40
     Capital lease obligations.....................      69            34
                                                        ---           ---
   Total deferred tax assets.......................     169           146
   Less valuation allowance........................     (19)          (22)
                                                        ---           ---
   Deferred tax assets, net of valuation allow-
    ance...........................................     150           124
                                                        ---           ---
   Net deferred tax asset..........................     110           124
                                                        ===           ===
   Shown as:
     Current deferred tax asset....................     106           121
     Long-term deferred tax asset..................       4             3
                                                        ---           ---
                                                        110           124
                                                        ===           ===

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

  Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expected future taxable income and expected reversals of the various net deductible temporary differences.

  The corporate income tax rates in Poland were changed effective January 1, 1997 from 40% in 1995 and 1996 to 38% in 1997, 36% in 1998, 34% in 1999, and
32% in 2000.

  The Company's tax liabilities (including corporate income tax, Value Added Tax, social security, and other taxes) may be subject to examinations by Polish tax authorities for up to five years from the end of the year the tax is payable. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported in the financial statements could be changed at a later date upon final determination by the tax authorities.

10. RELATED PARTY TRANSACTIONS

 Loan to Officer

  The Company has an advance receivable (denominated in PLN without interest) from its President which has a balance at September 30, 1997 of $24,000.

 Bank Borrowing

  A director of CEDC is a vice president and member of the management board of the bank from which the Company has borrowings of $205,000 at September 30, 1997 (Notes 4 and 12).

 Supplier of Wine

  A director of CEDC is a director of one of the Company's suppliers of wine. Purchases from this company amounted to approximately $300,000 in 1996.

11. STOCK OPTION PLANS AND WARRANTS

  In October 1995, the United States Financial Accounting Standards Board issued FAS No. 123, "Accounting for Stock-Based Compensation." This standard defines a fair value based method of accounting for an employee stock option or similar equity instrument plan. This statement gives entities a choice of recognizing related compensation expense by adopting the fair value method or to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25, the former standard. If APB No. 25 is elected, FAS No. 123 requires supplemental disclosure to show the effects of using the FAS No. 123 measurement criteria. The Company intends to follow APB No. 25.

 Incentive Plan

  In November 1997, the CEDC 1997 Stock Incentive Plan ("Incentive Plan") was created. This Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted stock and restricted stock units to directors, executives, and other employees of CEDC and any of its subsidiaries or of any service provider. The Incentive Plan authorizes the issuance of up to 400,000 shares of Common Stock (subject to anti-dilution adjustments in the event of a stock split, recapitalization, or similar transaction). The compensation committee of the board of directors will administer the Incentive Plan. The Company has reserved 400,000 shares for future issuance in relation to the Incentive Plan.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS


  The option exercise price for incentive stock options granted under the Incentive Plan may not be less than 100% of the fair market value of the Common Stock on the date of grant of the option. Options may be exercised up to 10 years after grant, except as otherwise provided in the particular option agreement. Payment for shares purchased under the Incentive Plan shall be made in cash or cash equivalents. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of CEDC, however, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of an incentive stock option must not exceed five years.

  Options granted under the Incentive Plan are generally not transferable and may be exercised within a specific number of months, depending on the reason, after the termination of the optionee's employment.

  CEDC'S board of directors may amend the Incentive Plan with respect to common shares as to which grants have not been made. However, CEDC's stockholders must approve any amendments in certain situations.

  In December 1997, CEDC granted stock options to its executive officers and members of the Board of Directors for 52,500 shares of Common Stock in connection with a planned public offering. The exercise price of these options is the initial public offering price. Thus if the public offering is not consummated, these options will be null and void.

  As indicated above, the Incentive Plan also authorizes the grant of stock appreciation rights, restricted stock, and restricted stock units. No such grants or awards have yet been made.

  Under APB 25, no expense will be recognized for options granted under the Incentive Plan as the exercise price is equal to the initial public offering price.

 Unit Purchase Option

  In connection with the planned public offering, the Company has agreed to issue (for a nominal consideration) a Unit Purchase Option for the purchase of up to 115,000 shares of Common Stock and 115,000 warrants to the underwriters. The Unit Purchase Option is exercisable at any time during a period of four years commencing at the beginning of the year after issuance. The exercise price of the Unit Purchase Option is 120% of the aggregate initial offering price of shares of Common Stock and the Warrants. The warrants included in the Unit Purchase Option are exercisable at any time during a period of four years commencing at the beginning of the year after the date of the public offering. The exercise price of the warrants included in the Unit Purchase Option is the initial public offering price.

12. SUBSEQUENT EVENTS

 Short-Term Debt

  On October 7, 1997 the Company signed with a bank (the same bank discussed in Note 10) an agreement for a revolving credit line of $200,000. The line is be used to finance the costs of the planned initial public offering. The loan is to be paid back in full using the proceeds from the planned initial public offering by April 8, 1998. The credit line is collateralized by a blank bill of exchange, a pledge on inventory of PLN 700,000, personal guarantee by two officers and directors of the Company and the assignment of an insurance policy on inventory. Interest

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

on the loan is at LIBOR (1 month) plus 2.25% (7.9% at September 30, 1997). The amount of borrowings pursuant to the agreement was increased to $300,000 in December 1997.

  On October 27, 1997 the Company has signed an agreement with another bank for a short-term loan of $100,000. The proceeds of the loan are to be used to purchase Bulgarian wine. The annual interest rate equals LIBOR (1 month) plus 2.75% (8.4% at September 30, 1997) and the loan is to be repaid in two installments of $50,000 each due on January 15, 1998 and on February 17, 1998. The loan is collaterized by a blank bill of exchange.

 Long-Term Debt

  In October and November 1997, the Company entered into five loan agreements. These loans were used to purchase four cars and one truck. The loans are denominated in PLN and in total equaled a USD equivalent of $60,000. The loans are to be repaid in twenty-four equal installments through late 1999. The loans have an interest rate equal to WIBOR + 3% (27.9% at September 30, 1997). These loans are collateralized by blank bills of exchange, the car or truck financed, and the assignment of an insurance policy on the car or truck financed.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UN-LAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
The Reorganization.......................................................  15
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Dilution.................................................................  17
Exchange Rate Data.......................................................  18
Capitalization...........................................................  19
Selected Consolidated Financial Data.....................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  24
Regulation...............................................................  32
Management...............................................................  35
Certain Transactions.....................................................  40
Principal and Selling Stockholders.......................................  41
Description of Securities................................................  43
Underwriting.............................................................  48
Shares Eligible for Future Sale..........................................  50
Legal Matters............................................................  52
Experts..................................................................  52
Enforceability of Certain Civil Liabilities..............................  52
Available Information....................................................  53
Index to Consolidated Financial Statements............................... F-1

  UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIV-ERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PRO-SPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              1,150,000 SHARES OF
                                  COMMON STOCK

                              1,150,000 REDEEMABLE
                                    WARRANTS

                                CENTRAL EUROPEAN
                                  DISTRIBUTION
                                  CORPORATION


                                     [LOGO]


                              FINE EQUITIES, INC.

                            SOUTHWALL CAPITAL CORP.

                                       , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Section 145 of the Delaware General Corporation Law ("DGCL"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

  The Registrant's Certificate of Incorporation and Bylaws provide for the indemnification of directors and executive officers to the fullest extent permitted by the DGCL and authorize the indemnification by the Registrant of other officers, employees and other agents as set forth in the DGCL.

  The Underwriting Agreement provides for indemnification by the Underwriters of the directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act, under certain circumstances.

  Upon completion of the Offering, officers and directors of the Registrant will be covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against losses and liabilities arising from any alleged "wrongful act" including any alleged error or misstatement or misleading statement, or wrongful act or omission or neglect or breach of duty.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following are the estimated expenses payable by the Company in connection with the distribution of the Common Stock and Warrants hereunder, not including the Underwriters' non-accountable expense allowance.

   SEC registration fee.............................................. $7,352.24
   NASD filing fee...................................................  2,992.28
   Nasdaq Stock Market listing fee...................................        *
   Accounting fees and expenses......................................        *
   Legal fees and expenses...........................................        *
   Printing and engraving expenses...................................        *
   Blue Sky fees and expenses........................................        *
   Transfer Agent fees and expenses..................................        *
   Miscellaneous expenses............................................        *
                                                                      ---------
     Total........................................................... $      *
                                                                      =========

--------
* To be furnished by amendment.

  The Selling Stockholders will not bear any of the expenses of the Offering.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

  All the holders of shares of common stock of Carey Agri International Poland Sp. z o.o ("Carey Agri") and the Registrant entered into a Contribution Agreement dated as of November 28, 1997 (the "Contribution Agreement"). Pursuant to the Contribution Agreement, all holders of shares of Carey Agri's common stock transferred all shares of common stock owned by them to the Registrant, receiving 1,780,000 shares of the Common Stock in return. All of these transfers were designed to qualify as a tax-free exchange under section 351 of the Internal Revenue Code of 1986, as amended. These transfers were made pursuant to Section 4(2) of the Securities Act of 1933, as amended.

ITEM 27. EXHIBITS

 EXHIBIT
 NUMBER                            EXHIBIT DESCRIPTION
 -------                           -------------------
   1     --Form of Underwriting Agreement.
   2.1   --Contribution Agreement among Central European Distribution
           Corporation and William V. Carey, William V. Carey Stock Trust,
           Estate of William O. Carey and Jeffrey Peterson dated November 28,
           1997.
   3.1   --Certificate of Incorporation.
   3.2   --Bylaws.
   4.1   --Form of Common Stock Certificate.
   4.2   --Warrant Agreement and attached form of Warrant.
   4.3   --Form of Unit Purchase Option.
  *5     --Opinion of Hogan & Hartson L.L.P.
  10.1   --1997 Stock Incentive Plan.
  10.2   --Distribution contract between Carey Agri and Guinness Brewing
           Worldwide Ltd. dated July 31, 1997.
  10.3   --Distribution contract between Carey Agri and Pilsner Urquell dated
           December 13, 1996.
  10.4   --Distribution contract between Carey Agri and United Distillers
           Finlandia Group Sp. z o.o dated January 1, 1995.
  10.5   --Form of distribution contract with Polmos vodka producers.
  10.6   --Distribution contract with IDV Poland Sp. z o.o. dated July 3, 1997.
 *10.7   --Distribution contract for Lech beer.
  10.8   --Employment agreement with William V. Carey.
  10.9   --Employment agreement with Jeffrey Peterson.
  10.10  --Form of Selling Shareholders' Power of Attorney.
  10.11  --Form of Custody Agreement between Selling Shareholders and
           Custodian.
  21     --Subsidiaries of the Registrant.
  23.1   --Consent of Ernst & Young Audit Sp. z o.o.
 *23.2   --Consent of Hogan & Hartson L.L.P. (included in Exhibit 5).
  24     --Power of Attorney (included on the signature page in Part II of this
           Registration Statement).
  27     --Financial Data Schedule.

--------
* To be filed by amendment.

ITEM 28. UNDERTAKINGS

  The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange

Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby further undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time the Commission declared it effective.

    (2) For determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement for the securities offered in this Registration Statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

      (a) Include any prospectus required by section 10(a)(3) of the Securities Act;

      (b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (c) Include any additional or changed material information on the plan of distribution.

                                  SIGNATURES

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS OF FILING ON FORM SB-2 AND AUTHORIZED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, IN THE CITY OF ALEXANDRIA, COMMONWEALTH OF VIRGINIA, ON THIS 15TH DAY OF DECEMBER 1997.

                                          Central European
                                          Distribution Corporation

                                                   /s/ William V. Carey
                                          By: _________________________________
                                                     WILLIAM V. CAREY
                                               CHAIRMAN, PRESIDENT AND CHIEF
                                                     EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS WILLIAM V. CAREY AND JEFFREY PETERSON, JOINTLY AND SEVERALLY, EACH IN HIS OWN CAPACITY, HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT, WITH FULL POWER OF SUBSTITUTION, FOR HIM AND HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS WITH FULL POWER AND AUTHORITY TO DO SO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT, OR THEIR SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT WAS SIGNED BY THE FOLLOWING PERSONS, IN THE CAPACITIES INDICATED BELOW, ON THIS 15TH DAY OF DECEMBER 1997.

              SIGNATURE                                TITLE

        /s/ William V. Carey           Chairman, President, Chief Executive
-------------------------------------   Officer and Chief Financial Officer
          WILLIAM V. CAREY              (Principal executive, financial and
                                        accounting officer)

        /s/ Jeffrey peterson           Vice Chairman and Executive Vice
-------------------------------------   President
          JEFFREY PETERSON

       /s/ James T. Grossmann          Director
-------------------------------------
         JAMES T. GROSSMANN
         /s/ James B. Kelly            Director

-------------------------------------
           JAMES B. KELLY
        /s/ Jan W. Laskowski           Director

-------------------------------------
          JAN W. LASKOWSKI

        /s/ Joe M. Richardson          Director
-------------------------------------
          JOE M. RICHARDSON